UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d—101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Playa Hotels & Resorts N.V.

(Name of Subject Company)

Playa Hotels & Resorts N.V.

(Name of Person Filing Statement)

Ordinary Shares, Par Value €0.10 Per Share

(Title of Class of Securities)

N70544106

(CUSIP Number of Class of Securities)

Tracy M.J. Colden, Executive Vice President and General Counsel

Keizersgracht 555

1017 DR Amsterdam, the Netherlands

+ 31 20 240 9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael E. McTiernan

Katherine Keeley

Weston Gaines

Hogan Lovells US LLP

555 13th Street

Washington, District of Columbia 20004

(202) 637–5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under number 67450628 (“Playa”). Playa’s principal executive offices are located at Keizersgracht 555, 1017 DR Amsterdam, the Netherlands, and Playa’s telephone number at this address is + 31 20 240 9000.

(b) Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the ordinary shares, par value €0.10 per share, of Playa (the “Shares”). As of the close of business on February 20, 2025, Playa’s authorized share capital consisted of 500,000,000 Shares, of which 128,544,770 Shares (not including treasury Shares) were issued and outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The name, address and telephone number of Playa, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer

Offer and Post—Offer

This Schedule 14D-9 relates to the tender offer by HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly-owned subsidiary of Hyatt Hotels Corporation, a Delaware corporation (“Hyatt”), to purchase all of the issued and outstanding Shares at a purchase price of $13.50 per Share payable in cash (the “Offer Consideration”), less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2025 by Buyer and Hyatt (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to a Purchase Agreement, dated as of February 9, 2025 (as it may be amended from time to time, the “Purchase Agreement”), by and among Playa, Buyer and Hyatt. Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on April 25, 2025 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Buyer, will expire).

The Offer is conditioned upon the satisfaction or waiver of certain customary conditions, including, among others, (a) the Purchase Agreement not having been terminated in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following, among other conditions, as of the scheduled Expiration Time: (i) that there have been validly tendered pursuant to the Offer, and not properly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), a number of Shares that, together with the Shares then owned by Hyatt or its affiliates, represents at least 80% of Playa’s issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time (the “Minimum Condition”), provided that the Minimum Condition may be reduced to 75% in certain circumstances specified in the Purchase Agreement; (ii) all approvals relating to anti-competition filings under Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico and any other applicable laws relating to antitrust or competition regulation, or the expiration or termination of their respective waiting periods; (iii) that there is not in effect any applicable law or order (whether temporary, preliminary or permanent) entered, enacted, promulgated, enforced, or issued by any court or other governmental authority of competent jurisdiction prohibiting, rendering illegal, or enjoining the consummation of the transactions contemplated by the Purchase Agreement; (iv) that no effect, event, state of facts, change, development, circumstance, condition or occurrence has occurred following the date of the Purchase Agreement that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Playa; and (v) that at an extraordinary general meeting (or a subsequent extraordinary general meeting) of Playa shareholders, the Playa shareholders have adopted resolutions related to the Playa directors and certain transactions pursuant to the Purchase Agreement. A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Buyer may extend the Offer to such other date and time as may be agreed in writing by Playa and Hyatt, and will extend the Offer for the minimum period required by applicable law, the SEC or the rules of the Nasdaq Stock Market LLC (the “Nasdaq”). Buyer will also extend the Offer on one or more occasions in consecutive periods of up to 10 business days (or such other duration as Buyer and Playa may agree), in each case if, at the then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition, or in the case of certain such conditions, for up to 20 business days if Buyer determines in good faith after consultation with outside legal counsel, that at any then-scheduled Expiration Time, that such conditions to the Offer are not reasonably likely to be satisfied within such 10 business-day extension period. However, if the Offer has already been extended on three or more occasions and the Minimum Condition has not yet been satisfied, but all other conditions to the Offer (subject to certain specified exceptions) are then-satisfied or waived, Buyer will not be required (but may choose) to extend the Offer again. Buyer is not required to extend the Offer beyond the End Date of October 9, 2025.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Buyer will (and Hyatt will cause Buyer to) at or promptly following the Expiration Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the United States Securities Exchange Act of 1934 (the “Exchange Act”)) thereafter) (the “Acceptance Time”), pay for all of the Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”).

Following the Expiration Time in accordance with the Purchase Agreement, Buyer will (and Hyatt will cause Buyer to) provide for a subsequent offering period of five business days in accordance with Rule 14d-11 promulgated under the Exchange Act (the “Subsequent Offering Period”).

Beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for, if (i) resolutions relating to the Back-End Transactions (as defined below) have been approved by Playa’s shareholders at the EGM (as defined below), and (ii) the number of Shares constituting the Minimum Condition have been validly tendered in accordance with the terms of the Offer and not properly withdrawn (or, if Buyer has reduced the Minimum Condition in accordance with the Purchase Agreement, then seventy-five percent (75%) of the issued and outstanding Shares, excluding, for the avoidance of doubt, any Shares held by Playa in treasury) (the “Back-End Threshold”), then Hyatt and Buyer shall be required to effectuate, or cause to be effectuated, and Playa and its subsidiaries shall effectuate, if permissible under applicable law, the following transactions (collectively, the “Back-End Transactions”):

•

prior to the statutory triangular merger (juridische driehoeksfusie) of Playa (as disappearing company) with and into Playa Hotels & Resorts Merger Sub B.V. (as acquiring company) (“New Merger Sub”), with Playa Hotels & Resorts New TopCo B.V. (“New TopCo”) allotting class A shares of New TopCo to Playa’s shareholders (other than Buyer) (“New TopCo A Shares”) and class B shares of New TopCo to Buyer in accordance with Sections 2:309 et seq. and 2:333a of the Dutch Civil Code as contemplated by and in accordance with the terms of the merger proposal and accompanying explanatory notes filed with the Dutch trade registry (the “Triangular Merger”) becoming effective, Playa shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the cancellation of all outstanding New TopCo A Shares following the effective time of the Triangular Merger (the “Cancellation”);

•	Playa, New TopCo and New Merger Sub shall execute the notarial deed effecting the Triangular Merger no later than 23:59, local time, on the closing date of the Subsequent Offering Period;

•

promptly after the Triangular Merger becomes effective but prior to the Cancellation becoming effective, Buyer shall grant a loan to New TopCo for an amount in cash made available to New TopCo as immediately available funds equal to the product of (A) the number of New TopCo A Shares that will be issued and outstanding at the effective time of the Cancellation and (B) the Offer Consideration (such product being the amount needed for New TopCo to make the repayment and distribution to the holders of New TopCo A Shares as part of the Cancellation) (the “Loan”);

•

after the granting of the Loan but prior to the effective time of the Cancellation, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that following the Cancellation New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 0:30, local time on the date that the Triangular Merger becomes effective.

The Back-End Transactions are subject to approval by Playa’s shareholders at an extraordinary general meeting to be held prior to the Offer Closing (the “EGM”). Playa shareholders at the EGM will also vote on resolutions appointing Buyer designees to the Playa board of directors (the “Playa Board”) effective upon the Offer Closing (the “Director Resolutions”) and on certain other matters. Whether the Minimum Condition is ultimately satisfied at 75% or 80% will not impact the Back-End Transactions, which will be implemented in the same fashion in either case (provided that the Offer Closing occurs).

After careful consideration, the Playa Board has, among other things, (a) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement, the Offer, and the other transactions contemplated by the Purchase Agreement (including the Back-End Transactions) are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders; (b) approved the terms and conditions of the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement and the execution, delivery and performance of Playa’s obligations under the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by Playa’s shareholders.

The Playa Board recommends that Playa’s shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the Playa Board recommends that you vote “FOR” each of the voting items that will be put on the agenda of the EGM. At the EGM, Playa’s shareholders will be requested to vote on, among other potential matters contemplated by the Purchase Agreement (a) the Director Resolutions, (b) a resolution conditionally granting full and final discharge to each member of the Playa Board for his or her acts of management or supervision, as applicable, up to and including the date of the EGM (the “Discharge

Resolution”), (c) conditional resolutions to enter into the Triangular Merger and approve the Cancellation (collectively, the “Back-End Resolutions”) and (d) a resolution to approve, by means of a non-binding advisory vote, compensation that will or may become payable by Playa to its named executive officers in connection with the completion of the Offer.

If you do not tender your Shares in the Offer or during the Subsequent Offering Period, and the Back-End Transactions are consummated, you will receive the same consideration as shareholders that tender their Shares in the Offer, which, as is the case with the Offer Consideration, will be less any applicable withholding taxes and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the consideration payable in respect of the Cancellation (the “Cancellation Consideration”) will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares. According to Playa’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Playa will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

Please see “Section 6—Material Dutch Tax Consequences” of the Offer to Purchase for a more detailed discussion of the Dutch consequences of the Dutch dividend withholding tax consequences of the Cancellation.

Under the terms of the Purchase Agreement, as of the Offer Closing, the Playa Board will consist of no more than seven directors, (i) two of whom will be independent non-executive directors mutually designated by Playa and Buyer and (ii) the remainder of whom will be designated by Hyatt and Buyer.

Treatment of Equity Awards

The Purchase Agreement provides for the following treatment of the equity awards of Playa as further discussed below in “ —Past Contacts, Transactions, Negotiations and Agreements” in Item 3 of this Schedule 14D-9:

Each restricted share issued by Playa that remains subject to one or more vesting conditions (each a “Playa Restricted Share”) and each restricted stock unit issued by Playa that remains subject to one or more vesting conditions (each, a “Playa RSU”), in each case, held by any non-executive director of Playa and certain non-continuing employees to be determined by Hyatt (each a “Terminating Award”) will become fully vested (with each Terminating Award that vests based on achievement of one or more performance goals vesting at either (i) target performance or (ii) the greater of actual and target performance, in each case, in accordance with the applicable award agreement memorializing such Terminating Award (consistent with the relevant provisions applicable in contexts in which the Terminating Award is not assumed) and will be automatically converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying the Offer Consideration by the total number of vested Shares subject to such Terminating Award as of immediately prior to the Offer Closing. In addition, any such Terminating Awards granted in 2024 will vest at the applicable maximum performance level. The applicable amounts will be paid through Playa’s payroll systems as soon as practicable following the Offer Closing, but in no event later than five business days following the Offer Closing.

Each award of Playa Restricted Shares and each award of Playa RSUs that is unvested and that remains issued and outstanding as of immediately prior to the Offer Closing and that is not a Terminating Award (each a “Continuing Award”) will be assumed by Hyatt and converted into a corresponding award of restricted stock units covering a number of shares of Hyatt Class A common stock (rounded up to the nearest whole number of shares) equal to the product obtained by multiplying (i) (A) for each time-based Continuing Award, the number of shares subject to such Continuing Award as of immediately prior to the Offer Closing or (B) for each performance-based Continuing Award, the number of shares subject to such Continuing Award determined either (1) as though the greater of target performance or actual performance has been achieved as of the Offer Closing, or (2) as though target performance has been achieved, in each case, as determined by and in accordance with the award agreement evidencing such Continuing Award (consistent with the relevant provisions in such award agreement applicable in contexts in which the Continuing Award is not assumed by (ii) the quotient of (a) the average closing price per share for Playa ordinary shares, as reported on the Nasdaq and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Offer Closing, divided by (b) the average closing price per share for Hyatt Class A common stock, as reported on NYSE and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Offer Closing (each resulting award covering Hyatt Class A common stock, an “Assumed Award”). Notwithstanding the above, any performance-based Continuing Awards granted in 2024 will vest at the applicable maximum performance level. Each Assumed Award will continue to have, and be subject to, the same terms and conditions as applied to the corresponding Continuing Award as of immediately prior to the Offer Closing (including dividend or dividend equivalent rights, as applicable but excluding any performance criteria), except that upon the termination of employment or service of an Assumed Award holder without “cause” or upon a termination of employment by the Assumed Award holder for “good reason,” either (i) within twelve (12) months following the Offer Closing for any such Assumed Award holder who is not a part of a group of certain identified Playa employees or (ii) within twenty-four (24) months following the Offer Closing for any such Assumed Award holder who is a part of a group of certain identified Playa employees, in either case such holder’s Assumed Awards will, subject to his or her timely execution of an effective release and waiver, vest in full and any post-vesting or other contractual holding periods will lapse.

Miscellaneous

The Schedule TO states that the office address of Hyatt is 150 North Riverside Plaza, 8th Floor Chicago, IL 60606, and the telephone number is (312) 750-1234. The Schedule TO further states that the principal executive offices of Buyer are located at Herikerbergweg 238, 1101 CM Amsterdam, the Netherlands, and the telephone number is +31 23 575 5600.

Assisting Hyatt as information agent is Georgeson LLC (the “Information Agent”). The Information Agent can be reached (for shareholders, banks and brokers) at (210) 664-3693 or toll-free at (866) 828-4304 or by email at HyattOffer@georgeson.com.

For the reasons described in more detail below, the Playa Board recommends that Playa’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) on the one hand, Playa or any of its affiliates and (ii) on the other hand (x) any of their respective executive officers, directors or affiliates or (y) Hyatt or Buyer or any of their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of Playa

Playa’s directors and executive officers may be deemed to have interests in the Purchase Agreement and the transactions contemplated thereby, including the Offer, that are different from or in addition to those of Playa’s shareholders generally. The Playa Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Purchase Agreement and in reaching its decision to approve the Purchase Agreement and the transactions contemplated thereby, as discussed below in “ —The Solicitation or Recommendation” in Item 4 of this Schedule 14D-9. The amounts set forth in the tables are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Schedule 14D-9. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by an executive officer or director may differ in material respects from the amounts set forth below.

For further information with respect to the arrangements between Playa and its executive officers, directors and affiliates described in this Item 3, please also see “ — Additional Information — Transaction—Related Compensation” in Item 8 below, which is incorporated herein by reference, and information contained in the section entitled “Executive Compensation Discussion and Analysis” in Playa’s definitive proxy statement filed with the SEC on April 22, 2024.

Members of the Playa Board comprise the following 7 non-executive directors: Jeanmarie Cooney; Hal Stanley Jones; Mahmood Khimji; Elizabeth Lieberman; Maria Miller; Leticia Navarro; and Karl Peterson; and one executive director: Bruce D. Wardinski.

Playa’s current executive officer group comprises the following 5 individuals: Bruce D. Wardinski, Chairman and Chief Executive Officer; Ryan Hymel, Executive Vice President and Chief Financial Officer; Greg Maliassas, Executive Vice President and Chief Operating Officer; Fernando Mulet, Executive Vice President and Chief Investment Officer; and Tracy M.J. Colden, Executive Vice President and General Counsel. All five such executive officers were identified in our definitive proxy statement, filed with the SEC on April 22, 2024 and incorporated herein by reference, as our Named Executive Officers (“NEOs”).

Treatment of Playa Equity Awards

The Purchase Agreement provides for the following treatment of Playa equity awards upon the payment by Buyer for all Shares tendered in the Offer prior to the Expiration Time:

•

Each Playa Restricted Share and Playa RSU that is a Terminating Award will become fully vested (with each Terminating Award that vests based on achievement of one or more performance goals vesting at either (i) target performance or (ii) the greater of actual and target performance, in each case, in accordance with the applicable award agreement memorializing such Terminating Award (consistent with the relevant provisions in such award agreement applicable in contexts in which the Terminating Award is not assumed) and will be automatically converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying the Offer Consideration by the total number of vested Shares subject to such Terminating Award as of immediately prior to the Offer Closing. In addition, any such Terminating Awards granted in 2024 will vest at the applicable maximum performance level.

•

Each Continuing Award will be assumed by Hyatt and converted into a corresponding Assumed Award equal to the product obtained by multiplying (i) (A) for each time-based Continuing Award, the number of shares subject to such Continuing Award as of immediately prior to the Offer Closing or (B) for each performance-based Continuing Award, the number of shares subject to such Continuing Award determined either (1) as though the greater of target performance or actual performance has been achieved as of the Offer Closing, or (2) as though target performance has been achieved, in each case, as determined by and in accordance with the award agreement evidencing such Continuing Award (consistent with the relevant provisions applicable in contexts in which the Terminating Award is not assumed) by (ii) the quotient of (a) the average closing price per share for Playa ordinary shares, as reported on the Nasdaq and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Offer Closing, divided by (b) the average closing price per share for Hyatt Class A common stock, as reported on NYSE and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Offer Closing. Notwithstanding the above, any performance-based Continuing Awards granted in 2024 will vest at the applicable maximum performance level. Each Assumed Award will continue to have, and be subject to, the same terms and conditions as applied to the corresponding Continuing Award as of immediately prior to the Offer Closing (including dividend or dividend equivalent rights, as applicable but excluding any performance criteria), except that upon the termination of employment or service of an Assumed Award holder without “cause” or upon a termination of employment by the Assumed Award holder for “good reason,” either (i) within twelve (12) months following the Offer Closing for any such Assumed Award holder who is not a part of a group of certain identified Playa employees or (ii) within twenty-four (24) months following the Offer Closing for any such Assumed Award holder who is a part of a group of certain identified Playa employees, in either case such holder’s Assumed Awards will, subject to his or her execution of an effective release and waiver, vest in full and any post-vesting or other contractual holding periods will lapse.

The following table summarizes, as of February 21, 2025, the outstanding and unvested Playa Restricted Shares that are subject to time-based vesting conditions (“Playa Time-Based Restricted Stock”) and Playa Restricted Shares that are subject to performance-based vesting conditions (“Playa Performance-Based Restricted Stock”) held by each executive officer and director of Playa, and the cash consideration that each of them may become entitled to receive in respect of such Playa Time-Based Restricted Stock awards and outstanding and unvested Playa Performance-Based Restricted Stock awards, assuming that (i) such awards are each Terminating Awards and (ii) continued employment or service as an executive officer or director, as applicable, through the Offer Closing and based on the Offer Consideration per Share (without subtraction of applicable withholding taxes and other deductions due). No executive officer or director of Playa holds any Playa RSUs.

	Playa Time- Based Restricted Stock (#)(1)	Resulting Consideration ($)(2)	Playa Performance- Based Restricted Stock (#)(3)	Resulting Consideration ($)(2)	Total Resulting Consideration ($)(4)
Executive Officers
Bruce D. Wardinski	370,534	5,002,209	996,625	13,454,438	18,456,647
Ryan Hymel	173,241	2,338,754	461,071	6,224,459	8,563,213
Greg Maliassas	164,818	2,225,043	441,268	5,957,118	8,182,161
Fernando Mulet	173,241	2,338,754	461,071	6,224,459	8,563,213
Tracy M.J. Colden	102,021	1,377,284	270,326	3,649,401	5,026,685
Non-Executive Directors
Jeanmarie Cooney	9,259	124,997	—	—	124,997
Hal Stanley Jones	9,259	124,997	—	—	124,997
Mahmood Khimji	9,259	124,997	—	—	124,997
Elizabeth Lieberman	9,259	124,997	—	—	124,997
Maria Miller	9,259	124,997	—	—	124,997
Leticia Navarro	9,259	124,997	—	—	124,997
Karl Peterson	9,259	124,997	—	—	124,997

TOTAL	1,048,668	14,157,023	2,630,361	35,509,875	49,666,898

(1)	With respect to each non-employee director and executive officer, the amounts in this column represent all unvested Playa Time-Based Restricted Stock awards held by such director or executive officer.
(2)

The amounts in this column are equal to the product of (i) the total number of Shares subject to the Playa Time-Based Restricted Stock awards and Playa Performance-Based Restricted Stock awards identified in column (1) or column (3) respectively, as applicable, multiplied by (ii) $13.50.

(3)

The amounts in this column represent the number of Playa Performance-Based Restricted Stock awards held by each executive officer and director which will vest upon the Offer Closing based on (i) for Playa Performance-Based Restricted Stock granted in 2023, maximum performance level based on actual performance; (ii) for Playa Performance-Based Restricted Stock granted in 2024, maximum performance level based on the terms of the Purchase Agreement, and (iii) for Playa Performance-Based Restricted Stock granted in 2025, target performance level, based on actual performance.

(4)	The amounts in this column are equal to the sum of the amounts in the “Resulting Consideration” columns.

Severance and Change of Control Arrangements for Executive Officers

Bruce D. Wardinski Employment Agreement

Playa Resorts Management, LLC (“Playa Management”), a wholly-owned subsidiary of Playa, entered into an employment agreement with Mr. Wardinski, effective September 25, 2024 (the “Wardinski Employment Agreement”). The Wardinski Employment Agreement provides that if Mr. Wardinski’s employment is terminated by Playa Management without “Cause” or resignation by Mr. Wardinski for “Good Reason,” as those terms are defined in his employment agreement, Mr. Wardinski will, conditioned upon his execution of a separation and release agreement, be eligible to receive the following payments:

•

an aggregate amount equal to two times his base salary at the rate in effect on his last day of employment and an amount equal to two times his discretionary annual bonus at the target amount then in effect, paid in 24 monthly installments;

•

payment or reimbursement of the monthly premium cost of COBRA health insurance coverage for 24 months, subject to cessation if Mr. Wardinski becomes eligible to obtain insurance coverage from another group insurance plan; and

•	a pro rata share of his discretionary annual bonus relating to the year in which his employment ceases.

In the event Mr. Wardinski is terminated without “Cause” or Mr. Wardinski resigns for “Good Reason” following a “Change in Control,” as those terms are defined in the employment agreement, Mr. Wardinski will be eligible to receive the payments set forth above, except that the severance payment shall be increased to three times the aggregate of Mr. Wardinski’s base salary and target bonus, with such payment made in a lump sum. The employment agreement includes customary confidentiality restrictions and 12-month post-termination non-competition and non-solicitation covenants.

Mr. Wardinski’s agreement does not contain a tax gross-up provision with respect to excise taxes under Section 4999 of the Code. Instead, the severance and other benefits provided under his agreement are subject to a “best-of-net” provision in the event of excess parachute payments under Section 280G of the Code. In the event excise taxes under Section 4999 of the Code would be imposed on payments made under the agreement, Mr. Wardinski will either pay the excise tax or have his payments and benefits reduced to an amount at which an excise tax no longer applies, based on which result is more favorable to Mr. Wardinski on an after-tax basis.

Employment Agreements for Ryan Hymel, Tracy M.J. Colden, Greg Maliassas and Fernando Mulet

Playa Management also has entered into employment agreements with Mr. Hymel, Ms. Colden, Mr. Maliassas, and Mr. Mulet, each effective September 25, 2024. The employment agreements for Mr. Hymel, Ms. Colden, Mr. Maliassas, and Mr. Mulet provide that, upon termination of any of such executives’ employment agreement without “Cause” or upon resignation by the executive for “Good Reason,” as those terms are defined in the employment agreements, such executive will, conditioned upon his or her execution of a separation and release agreement, be eligible to receive the following payments:

•

an aggregate amount equal to two times his or her base salary at the rate in effect on his or her last day of employment and an amount equal to two times his or her discretionary annual bonus at the target amount then in effect, paid in 24 equal monthly installments;

•

payment or reimbursement of the monthly premium cost of COBRA health insurance coverage for 24 months, subject to cessation if the executive becomes eligible to obtain insurance coverage from another group insurance plan; and

•	a pro rata share of his or her discretionary annual bonus relating to the year in which employment ceases.

In the event the executive is terminated without “Cause” or the executive resigns for “Good Reason” following a “Change in Control,” as those terms are defined in the employment agreements, such executive will be eligible to receive the payments set forth above, except that the severance payment shall be increased to three times the aggregate of base salary and target bonus, with such payment made in a lump sum. The employment agreements include customary confidentiality restrictions and 12-month post-termination non-competition and non-solicitation covenants.

Mr. Hymel’s, Ms. Colden’s, Mr. Maliassas’, and Mr. Mulet’s agreements do not contain a tax gross-up provision with respect to excise taxes under Section 4999 of the Code. Instead, the severance and other benefits provided under the executives’ agreements are subject to a “best-of-net” provision in the event of excess parachute payments under Section 280G of the Code. In the event excise taxes under Section 4999 of the Code would be imposed on payments made under each executive’s agreement, the executive will either pay the excise tax or have his or her payments and benefits reduced to an amount at which an excise tax no longer applies, based on which result is more favorable to the executive on an after-tax basis.

Estimated Cash Severance Payments

The estimated severance payments for the executive officer group under the respective employment agreements for each executive officer, assuming continued employment or service through the Offer Closing (which, for this purpose, will be deemed to be June 30, 2025), a qualifying termination, as described above, of employment or service immediately thereafter and that performance goals underlying annual bonuses for 2025 are satisfied at target level are set forth below. The amounts set forth in the table below do not take into account any accelerated vesting of equity awards (which are described above).

	Estimated Salary Component of Severance Payments ($)	Estimated Bonus Component of Severance Payments ($) (1)	Estimated continuation of benefits ($) (2)	Total ($)
Executive Officers
Bruce D. Wardinski	$2,625,000	$5,053,125	$72,000	$7,750,125
Ryan Hymel	$1,653,150	$1,928,675	$62,000	$3,643,825
Greg Maliassas	$1,653,150	$1,928,675	$65,000	$3,646,825
Fernando Mulet	$1,653,150	$1,928,675	$65,000	$3,646,825
Tracy M.J. Colden	$1,495,560	$1,744,820	$20,000	$3,260,380
Non-Executive Directors
Jeanmarie Cooney	—	—	—	—
Karl Peterson	—	—	—	—
Hal Stanley Jones	—	—	—	—
Mahmood Khimji	—	—	—	—
Elizabeth Lieberman	—	—	—	—
Maria Miller	—	—	—	—
Leticia Navarro	—	—	—	—

TOTAL	$9,080,010	$12,583,970	$284,000	$21,947,980

(1)	The amounts reflected in this column refer to both the multiple of target bonus received upon a qualifying termination as well as a pro-rated amount (50%) of the annual target bonus for 2025.
(2)	The amount reflected in this column represent estimated costs for 24 months of COBRA coverage following termination.

Equity Interests of Playa’s Executive Officers and Directors

The following table sets forth the number of Shares held by each of Playa’s executive officers and directors that are outstanding as of February 14, 2025 and not subject to any vesting restrictions. As of February 14, 2025, the executive officers and directors of Playa beneficially owned, in the aggregate, 10,984,711 Shares, excluding Shares subject to any vesting restrictions. The table also sets forth the values of these Shares, determined as the number of applicable Shares multiplied by the Offer Price. The amounts set forth in the table below do not take into account any accelerated vesting of equity awards (which are described above). No additional Shares were granted to any executive officer or director in contemplation of the Offer and the transactions contemplated by the Purchase Agreement.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned(1)	Implied Cash Consideration at Offer Price
Executive Officers
Bruce D. Wardinski(2)	4,317,077	$58,280,540
Ryan Hymel	600,794	$8,110,719
Greg Maliassas	422,860	$5,708,610
Fernando Mulet	502,932	$6,789,582
Tracy M.J. Colden	280,016	$3,780,216
Non-Executive Directors
Karl Peterson(3)	2,498,205	$33,725,768
Hal Stanley Jones	114,652	$1,547,802
Elizabeth Lieberman	89,652	$1,210,302
Jeanmarie Cooney	29,172	$393,822
Mahmood Khimji(4)	2,041,367	$27,558,455
Maria Miller	46,617	$629,330
Leticia Navarro	41,367	$558,455
All executive officers and directors as a group (12 persons)	10,984,711	$148,293,599

(1)

Includes Shares held outright, excluding restricted stock subject to vesting restrictions. Please see “—Treatment of Playa Equity Awards” above for a summary of the Playa Time-Based Restricted Stock and Playa Performance-Based Restricted Stock held by our executive officers and directors.

(2)	Includes 1,700,000 shares held by the Bruce Wardinski Irrevocable Trust, of which Mr. Wardinski’s spouse is trustee.
(3)	Includes 2,469,033 shares held through Peterson Capital Partners, LP.
(4)	Includes 2,000,000 shares are held through KGT Investments, LLC, a limited liability company of which the Mr. Khimji is the sole manager.

Support Agreements

In connection with the Offer, certain of Playa’s officers, consisting of Bruce D. Wardinski (Chairman and Chief Executive Officer), Ryan Hymel (EVP and Chief Financial Officer), Greg Maliassas (EVP and Chief Operating Officer), Tracy M.J. Colden (EVP and General Counsel), Fernando Mulet (EVP and Chief Investment Officer) and Dayna Blank (EVP and Chief People Officer) and certain of Playa’s non-executive directors, consisting of Hal Stanley Jones, Elizabeth Lieberman, Jeanmarie Cooney, Maria M. Miller, Leticia Navarro and Karl I. Peterson (collectively, the “Support Shareholders”), who in aggregate beneficially own approximately 9.8% of the Shares, entered into tender and support agreements with Playa in their respective capacities as Playa shareholders. Under those agreements, each such shareholder has agreed, among other things, to tender his or her Shares in the Offer and to vote in favor of the adoption of certain shareholders’ resolutions at the EGM. The tender and support agreements also contain certain Share transfer restrictions. The tender and support agreements will terminate upon the Offer Closing or an earlier termination of the Purchase Agreement.

The foregoing description of the tender and support agreements is not complete and is qualified in its entirety by reference to the form of tender and support agreement, a copy of which is incorporated by reference and filed as Exhibit (e)(2) hereto.

Post-Closing Arrangements

Pursuant to the Purchase Agreement, for a period of one year following the Offer Closing, each individual who is an employee of Playa or any of its subsidiaries immediately prior to the Offer Closing and who remains employed by Hyatt or any of its affiliates (including, following the Offer Closing, Playa) as of immediately following the Offer Closing (each a “Continuing Employee”) will receive from Hyatt (or its applicable affiliate) (i) a base salary or base wage rate, as applicable, that is no less than the base salary or base wage rate provided to such Continuing Employee immediately prior to the Offer Closing, (ii) a target annual incentive opportunity (which may be in the form of cash and/or equity incentives as determined by Hyatt in its sole discretion) that is not less than the target annual cash incentive opportunity provided to such Continuing Employee immediately prior to the Offer Closing and (iii) health, welfare and retirement benefits (excluding all defined benefit pension plans, post-retirement medical and welfare plans, equity and equity-based incentives, severance, retention, change in control or similar plans, policies or agreements) that are no less favorable, in the aggregate, than either those provided to (a) such Continuing Employee by Playa or one of its subsidiaries immediately prior to the Offer Closing or (b) similarly situated employees of Hyatt, as determined by Hyatt in its sole discretion.

Pursuant to the Purchase Agreement, Hyatt will, and will cause each of its affiliates to, honor in accordance with their terms all Playa plans providing for severance or separation pay, employment terms, incentive, change in control or similar benefits, in any case, applicable to Continuing Employees to the extent in effect immediately prior to the Offer Closing.

Each Continuing Employee will be credited with his or her years of service for purposes of eligibility, vesting and benefit level under any employee vacation, severance or paid time off benefit plan, program, policy, agreement or arrangement, or any retirement or savings plan of Hyatt, or its applicable affiliates (excluding benefit accrual under any defined benefit pension or similar arrangement), maintained by Hyatt and its affiliates in which such Continuing Employee is eligible to participate following the Offer Closing to the same extent that such service was recognized under a corresponding Playa benefit plan to the extent that there is no duplication of benefits.

In addition, Hyatt and its affiliates will use commercially reasonable efforts to waive all limitations as to any preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to each Continuing Employee under any plans providing medical, dental, hospital, pharmaceutical or vision benefits that such Continuing Employee participates in after the Offer Closing and honor any payments, charges and expenses of Continuing Employees that were applied toward the deductible and out-of-pocket maximums under the corresponding Playa benefit plan in satisfying any applicable deductibles, out-of-pocket maximums or co-payments prior to the Offer Closing under a corresponding Hyatt benefit plan during the calendar year in which the Offer Closing occurs.

Employment Agreements and Arrangements Following the Offer

Hyatt and Buyer have informed Playa that they or their affiliates have engaged, will engage and/or will continue to engage in discussions with certain executive officers of Playa with respect to potential employment and compensation arrangements to be effective following the Offer Closing, but no definitive agreements or arrangements have been entered into as of the date of this statement between Hyatt or Buyer, any of their respective affiliates and any such executive officers.

Although it is possible that Hyatt may enter into employment or consultancy, compensation, severance or other employee or consultant benefits arrangements with Playa’s executive officers and certain other key employees, as of the date of this Solicitation/Recommendation Statement, no discussions have occurred between Playa’s executive officers and representatives of Hyatt, Buyer or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach any such agreement.

Rule 14d-10(d) Matters

The Compensation Committee of the Playa Board will adopt resolutions to approve each agreement, arrangement or understanding that has been or will be entered into after February 9, 2025 and prior to the Acceptance Time by Hyatt or any of its subsidiaries with any of its officers or directors pursuant to which compensation, severance or other benefits is or becomes payable to such officer or director as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act.

Section 16 Matters

Pursuant to the Purchase Agreement, Playa, the Playa Board and the Compensation Committee of the Playa Board have agreed to take such steps as may be reasonably required or advisable to cause dispositions of any shares of capital stock or any other securities of Playa (including derivative securities) pursuant to the transactions contemplated by the Purchase Agreement by each individual who is, or may become (as a result of the transactions contemplated by the Purchase Agreement), subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Playa to be exempt under Rule 16b-3 promulgated under the Exchange Act, in each case subject to applicable law.

Shareholders’ Agreement

Playa is party to a Shareholder Agreement dated as of May 31, 2018 (the “2018 Shareholder Agreement”), among Playa, JCSD Trustee Services Limited and X Fund Properties Limited, companies affiliated with Sagicor Group Jamaica Limited (together with their permitted transferees thereunder, “Sagicor”). Pursuant to the 2018 Shareholder Agreement, based on current beneficial ownership, Sagicor has, among other rights, the right to designate one individual for inclusion in Playa’s annual director nomination list, and will maintain such right for as long as Sagicor and its affiliates hold more than 10,000,000 Shares and 18,000,000 or fewer Shares. Sagicor nominated Mahmood Khimji, a current director on the Playa Board, pursuant to the 2018 Shareholder Agreement. The 2018 Shareholders’ Agreement will terminate automatically in accordance with its terms in the event that Sagicor ceases to beneficially own more than 10,000,000 Shares.

Sublease Agreement

Playa’s subsidiary, Playa USA, entered into a sublease agreement with Barceló Crestline Corporation, an affiliate of Playa’s predecessor’s prior parent, dated as of February 15, 2012, for office space in Fairfax, Virginia. The sublease agreement was assigned by Barceló Crestline Corporation to Crestline Hotels on July 18, 2013. Crestline Hotels leases the office space from an entity that is owned by Bruce D. Wardinski, Playa’s Chairman and Chief Executive Officer. The sublease agreement was further assigned by Playa USA to Playa Management on April 1, 2014. The sublease consideration is based on the number of rentable square feet occupied by Playa Management relative to the total number of square feet under the lease agreement, as well as Playa Management’s allocable share of operating costs, such as utility costs and common area costs. Playa Management subleases approximately 11,000 square feet of office space.

During the year ended December 31, 2024, Playa paid $0.6 million related to the sublease agreement to the sub-landlord, which remits the payments to a company controlled by Mr. Wardinski.

Director and Officer Exculpation, Indemnification and Insurance

Playa’s Articles of Association provide for certain indemnification rights for its directors and executive officers, and Playa has entered into indemnification agreements with each of its executive officers and directors providing for procedures for indemnification and advancements by Playa of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to Playa or, at Playa’s request, service to other entities, as officers or directors to the maximum extent permitted by Dutch law.

The description of the indemnification agreements entered into between Playa and its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(3) hereto, which is incorporated herein by reference.

Pursuant to the Articles of Association, Playa will indemnify and hold harmless each of its indemnified officers and directors against any financial losses, costs, fines or other damages incurred by such indemnified officer or director and any expense reasonably paid or incurred by or on behalf of such indemnified officer in connection with any threatened, pending or completed inquiry, investigation, suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which he becomes involved, to the extent relating to or arising in connection with his current or former position with Playa and/or a group company and/or his current or former service at the request of Playa as a director, officer, limited or general partner, member, employee or agent of any other foreign or domestic entity, partnership, joint venture, trust, other enterprise (whether conducted for profit or not for profit) or employee benefit plan, and in each case to the extent permitted by applicable law.

For six years after the Offer Closing, Hyatt will indemnify and hold harmless managers, directors, officers, or fiduciaries under benefit plans of Playa and its subsidiaries in respect of acts or omissions occurring at or prior to the Offer Closing to the fullest extent permitted by applicable law.

Prior to the Offer Closing, Playa will obtain, and Hyatt will be obligated to maintain for six years following the Offer Closing, a “tail” insurance policy for directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions of Playa’s directors. Officers and certain other indemnified persons occurring at or prior to the Offer Closing, with the same coverage and amounts, and containing terms and conditions, retentions and limits of liability that are no less favorable than, Playa’s existing insurance policy or policies at the time of execution of the Purchase Agreement. If the total cost for such D&O Insurance exceeds 250% of the annual premium or premiums paid by Playa for the existing D&O Insurance for the 2024 fiscal year (the “Premium Cap”), and if Playa is unable to obtain the insurance for an amount equal to or less than the Premium Cap, then Playa will only be required to obtain, and Hyatt will only be required to maintain for the specified period, a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Other Relationships

Refer to Item 4(b) “—Background of the Purchase Agreement” for a summary of discussions between Mahmood Khimji and Playa regarding a potential acquisition of Playa by an affiliate of Mr. Khimji.

(b) Arrangements between Playa, Hyatt and Buyer

Purchase Agreement

On February 9, 2025, Playa, Hyatt and Buyer entered into the Purchase Agreement. The summary of the material provisions of the Purchase Agreement contained in “Section 12—The Transaction Agreements” of the Offer to Purchase and the description of the Conditions of the Offer contained in “Section 16—Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Hyatt, Buyer and Playa. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement as of the specific dates set forth therein, were solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in Playa’s or Hyatt’s public disclosures.

As of February 9, 2025, Hyatt beneficially owned 12,143,621 Shares, or 9.4% of the issued and outstanding Shares, all of which are held in record name by Buyer.

Hyatt Agreements

Exclusivity Agreement. On December 20, 2024, Hyatt entered into an Exclusivity Agreement with Playa which granted Hyatt and Buyer a 45-day period during which Playa agreed, among other things, not to, directly or indirectly, initiate, solicit, participate in negotiations with or furnish any confidential information to any person other than Hyatt and Buyer in connection with, or approve or enter into any agreement relating to, any proposal or offer relating to, or that would reasonably be expect to lead to, a transaction involving (a) a disposition of all or a material portion of the assets or business of Playa, (b) issuance or sale of any equity interests of Playa (subject to customary exceptions) or (c) any merger, exchange or similar business combination transaction involving Playa. Such agreement was subsequently extended through February 10, 2025.

Hyatt Resort Agreements

Each of Playa’s subsidiaries that is an owner of an all-inclusive resort operating under one or both of the Hyatt Ziva or Hyatt Zilara brands (the “Hyatt All-Inclusive Resort Brands”) has signed a franchise agreement and related services agreements with Hyatt and/or its affiliates governing the operation of that resort. Playa manages all of those resorts under a management agreement with each of Playa and any third-party owner for whom Playa serves as hotel operator (each a “Resort Owner”).

Under the Hyatt franchise agreement, Hyatt grants the Resort Owner the right, and the Resort Owner undertakes the obligation, to use Hyatt’s hotel system and system standards to build or convert and operate the resort. Each franchise agreement has a 15-year term from the resort’s opening date and Hyatt has two options to extend the term for an additional term of five years each, or 10 years in the aggregate. Hyatt provides initial and ongoing training and guidance, marketing assistance, and other assistance to the Resort Owner (and us as the resort’s manager) in connection with the resort’s development and operation. As part of this assistance, Hyatt reviews and approves the initial design and related elements of the resort. Hyatt also arranges for the provision of certain mandatory services, as well as (at the Resort Owner’s option) certain non-mandatory services, relating to such resort’s development and operation. In return, the Resort Owner agrees to operate the resort according to Hyatt’s operating procedures and its brand, quality assurance and other standards and specifications. This includes complying with Hyatt’s requirements relating to the central reservation system, global distribution systems and alternative distribution systems.

The Resort Owners (including Playa) for any new Hyatt All-Inclusive Resort Brand resorts will be required to pay an application fee to Hyatt. The Resort Owners also pay Hyatt an ongoing franchise fee for all Hyatt All-Inclusive Resort Brand resorts.

Under the Hyatt franchise agreements, if any Brand Owner (as defined below) or Restricted Brand Company (as defined below) acquires any ownership interest in Playa, Playa is required to implement strict informational and operational barriers between its operations with respect to such brand and Playa’s operations with respect to the Hyatt All-Inclusive Resort Brands. Such information and operational barriers generally include restrictions on sharing of any Hyatt-related confidential or propriety information with or participation of certain personnel employed by Playa in the strategic direction or operations of any hotel owned by a Brand Owner or a Restricted Brand Company.

If Playa violates the aforementioned restrictions in the Hyatt franchise agreements, Hyatt may terminate all (but not less than all) of its franchise agreements with Playa, provided that Hyatt delivers a termination notice to Playa within 180 days as specified in the franchise agreement, and Playa will be subject to liquidated damage payments to Hyatt.

A “Playa-Developed Brand” is a hotel concept or brand for all-inclusive resorts developed or acquired by Playa, of which Playa is the franchisor, licensor or owner, or for which Playa is the exclusive manager or operator, which brand is an upper upscale or higher standard, but does not include any existing hotel concept or brand that was owned by Playa’s Predecessor prior to September 1, 2016.

A “Restricted Brand” means any hotel concept or brand for all-inclusive hotels or resorts that is owned by or exclusively licensed to a Restricted Brand Company.

A “Restricted Brand Company” means each of Marriott International Inc., Hilton Worldwide Inc., Starwood Hotels & Resorts Worldwide, Inc., InterContinental Hotels Group, Accor Hotels Worldwide or any of their respective affiliates or successors.

Pursuant to the Hyatt franchise agreements and Playa’s Articles of Association, subject to certain exceptions, (a) a Brand Owner is prohibited from acquiring Playa’s shares such that the Brand Owner (together with its affiliates) acquires beneficial ownership in excess of 15% of Playa’s outstanding shares, and (b) a Restricted Brand Company is prohibited from acquiring Playa’s shares such that the Restricted Brand Company (together with its affiliates) acquires beneficial ownership in excess of 5% of Playa’s outstanding shares. Upon becoming aware of either share cap being exceeded, Playa will send a notice to such shareholder informing such shareholder of a violation of this provision and granting the shareholder two weeks to dispose of such excess shares to an unaffiliated third party. Such notice will immediately trigger the transfer obligation and suspend the right to attend Playa’s general meeting and voting rights (together, “Shareholder Rights”) of the shares exceeding the share cap. If such excess shares are not disposed by such time, (i) the Shareholder Rights on all shares held by the shareholder exceeding the share cap will be suspended until the transfer obligations have been complied with and (ii) Playa will be irrevocably authorized under its Articles of Association to transfer excess shares to a foundation until sold to a third party. Playa’s franchise agreements provide that if the excess shares are not transferred to a foundation or an unaffiliated third party within 30 days following the earlier of the date on which a public filing is made with respect to either share cap being exceeded and the date Playa becomes aware of either share cap being exceeded as provided in the Hyatt franchise agreements, Hyatt will have the right to terminate all (but not less than all) of its franchise agreements with Playa, provided that Hyatt delivers a termination notice to Playa within 180 days as specified in the franchise agreement, and Playa will be subject to liquidated damage payments to Hyatt. A “Brand Owner” is any entity that (a) is a franchisor, licensor or owner of a Competing Brand (as defined below) or manages or otherwise operates hotels exclusively for the franchisor, licensor or owner of a Competing Brand (a “Brand Company”), (b) has an affiliate that is a Brand Company or (c) has a direct or indirect owner that is a Brand Company. A “Competing Brand” is a hotel concept or brand for all-inclusive hotels or resorts that has at least 12 hotels operating under that concept’s or brand’s trade name(s) anywhere in the world and that directly competes with any Hyatt All-Inclusive Resort Brand resort. The restriction on ownership by a Brand Owner will apply during the terms of Playa’s Hyatt franchise agreements and the restriction on ownership by a Restricted Brand Company will apply until Playa has less than three franchise agreements in effect for the operation of Hyatt All-Inclusive Resort Brand resorts and Hyatt owns less than 15% (on a fully-diluted, as-converted basis) of the Shares, after which point the restriction on ownership by a Brand Owner will apply to that Restricted Brand Company (if it is a Brand Owner). The beneficial ownership in the aforementioned restrictions is determined under Rule 13d-3 promulgated under the Exchange Act.

Hyatt may also terminate all (but not less than all) of the Hyatt franchise agreements, provided that Hyatt delivers a termination notice to us within 180 days as specified in the franchise agreement, and Playa will be subject to liquidated damage payments to Hyatt if either (i) the Hyatt franchise agreements for three or more Hyatt All-Inclusive Resort Brand resorts have been terminated, or (ii) the Hyatt franchise agreements for 50% or more of the Hyatt All-Inclusive Resort Brand resorts (rounded up to the nearest whole number) have been terminated.

The Hyatt franchise agreements require Playa to pay liquidated damages to Hyatt if a franchise agreement is terminated under certain circumstances. The liquidated damages will be calculated in accordance with the various formulas set forth in a franchise agreement depending on the circumstances under which such franchise agreement is terminated. Further, the amount of liquidated damages will be increased if a franchise agreement is terminated due to the breach of the aforementioned restrictions on Playa’s activities and limits on the beneficial ownership of the Ordinary Shares.

In addition to the Hyatt franchise agreement, each Resort Owner (including Playa) has signed the following other agreements with Hyatt pertaining to the development and operation of the applicable Hyatt All-Inclusive Resort Brand resort:

•

Under the trademark license agreement, Hyatt grants a license to the Resort Owner to use the Hyatt All-Inclusive Resort Brands and other proprietary marks, copyrighted materials, and know-how in the development and operation of the resort. The Resort Owner (and Playa as the resort’s manager) must follow the rules and standards that Hyatt periodically specifies pertaining to the use and protection of its intellectual property. The Resort Owner pays Hyatt’s licensing fees.

•

Under the World of Hyatt frequent stayer program agreement, Hyatt LACSA Services, Inc. (“Hyatt LACSA”) provides the Resort Owner with various services related to the World of Hyatt guest loyalty program (and its successor program) and the provision of preferences to the frequent guests of the Hyatt resorts. Participation in the program includes the agreement of each Resort Owner to allow the World of Hyatt guest loyalty program members to earn points in connection with stays at the resort and redeem the points at the resort. Hyatt LACSA also provides the Resort Owner with program services relating to various frequent flyer programs that various airlines operate. Participation in the program includes allowing members of the airline programs to earn miles in connection with their qualified stays at the resort and redeem miles at the resort. The Resort Owner reimburses Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services and Hyatt LACSA (or its affiliates) pays the Resort Owner a per-formula share of the revenue from stays by World of Hyatt guest loyalty program members who use points to pay for their hotel accommodations.

•

Under the chain marketing services agreement, Hyatt LACSA provides (or causes to be provided) various marketing services to the Resort Owner, including business leads, convention sales services, business sales services and sales promotion services (including the maintenance and staffing of Hyatt’s home office sales force and regional sales offices in various parts of the world), publicity, marketing to targeted, highly-valued frequent travelers via various methods of communication, arrangement of surveys designed to better understand motivation, satisfaction and needs of hotel guests, public relations, and all other group benefits, services and facilities, to the extent appropriate and caused to be furnished to other relevant participating hotels and resorts. The Resort Owner reimburses Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services.

•	Under the reservations agreement, Hyatt LACSA provides electronic and voice reservation services through the use of the following reservation methods and technologies: (a) telephone reservations arranged through the international reservation centers located, from time to time, in various locations throughout the world; (b) reservations through the websites of Hyatt LACSA and its affiliates; and (c) reservations through connection to global distribution systems such as Amadeus/System One, Apollo/Galileo, Sabre (Abacus) and Worldspan. The reservations services also include the maintenance of the computers and related equipment and staffing of Hyatt LACSA’s (and its affiliates’) reservation centers located throughout the world and related research and development activities to support such reservation centers. The Resort Owner reimburses Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services.

During the year ended December 31, 2024, Playa incurred approximately $36.0 million in fees pursuant to the Hyatt Resort Agreements.

Item 4.	THE SOLICITATION OR RECOMMENDATION

(a) Solicitation or Recommendation

At a meeting held on February 9, 2025, after due and careful discussion and consideration, the Playa Board duly, among other things, (i) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement, the Offer, and the other transactions contemplated by the Purchase Agreement (including the Back-End Transactions) are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders; (ii) approved the terms and conditions of the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement and the execution, delivery and performance of Playa’s obligations under the Purchase Agreement, and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by Playa’s shareholders and to recommend that Playa’s shareholders vote “FOR” the voting items which will be put on the agenda of the EGM (including the Director Resolutions, the Discharge Resolution and the Back-End Resolutions). A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Background of the Purchase Agreement; Reasons for the Recommendation

Background of the Purchase Agreement

The following chronology summarizes the key meetings and events that led to the signing of the Purchase Agreement. This chronology does not purport to catalogue every conversation of or among the Playa Board, the Transaction Committee (as defined below), Playa’s representatives, Hyatt’s representatives and/or other parties.

The Playa Board and Playa management team regularly review and evaluate its historical and potential future business and financial performance with the goal of maximizing shareholder value. As part of these ongoing evaluations, the Playa Board and Playa management team have, from time to time, considered various strategic options, including: (i) executing Playa’s existing strategy as a stand-alone public company; (ii) opportunistically selling some or all of Playa’s resorts; (iii) selling Playa’s management platform; (iv) selling Playa’s third-party management business; (v) selling Playa to a third party; and (vi) acquiring or combining with one or more third parties. In furtherance of these ongoing evaluations, in recent years the Playa Board had numerous regular discussions regarding Playa’s performance and potential strategic options. In addition, Playa management from time to time meets and communicates informally with representatives of other hospitality companies, including Hyatt, and investors regarding industry trends and considerations.

During the time that Playa has been a publicly traded company, Playa and Hyatt have had a strategic relationship, including through their resort franchise agreements. As a result, Playa management regularly engages with Hyatt management as part of its ordinary course business operations, similar to Playa’s engagement with its other third-party brand partners.

On May 16, 2024, at an executive session of a meeting of the Playa Board, Playa’s management team and the Playa Board discussed Playa’s strategic plan, its continuing strategy of buying back shares at prices the Playa Board believed were well below intrinsic value, and the relative merits of pursuing a strategic transaction in the near term. Following a discussion, the Playa Board agreed that Playa management would commence work on considering strategic options, and that Playa directors Mahmood Khimji and Karl Peterson would have a follow-up call with Bruce D. Wardinski, Playa’s Chairman and Chief Executive Officer, and Ryan Hymel, Playa’s Chief Financial Officer, to discuss process matters related to considering strategic options, and then report to the full Playa Board at the next Playa Board meeting.

On June 20, 2024, Messrs. Wardinski and Hymel had an in-person meeting at Playa’s offices with representatives of PJT Partners and discussed general matters related to a consideration of strategic options, including Playa’s position in the market and timing considerations.

On July 11, 2024, Messrs. Wardinski, Hymel, Khimji and Peterson, discussed via telephone Playa’s process for considering strategic options, including a sale of Playa’s third-party management business, a sale of the full management business or a sale of Playa. The participating directors agreed that Mr. Wardinski should begin to reach out to potential strategic partners to gauge the level of interest and then report back to the Playa Board.

On July 16, 2024, Mr. Wardinski contacted the President and Chief Executive Office of Hyatt, Mark Hoplamazian, and they discussed, among other things, whether Hyatt would be interested in a range of strategic transactions with Playa, including acquiring its full management business or all of Playa. On July 17, 2024, Playa provided a draft confidentiality and non-disclosure agreement to Hyatt relating to consideration of potential strategic transactions.

On July 18, 2024, certain members of Playa management and representatives of PJT Partners met to discuss matters related to a review of strategic options, including procedural matters, potential next steps with Hyatt, the broader buyer landscape, and key workstreams.

In July 2024, Playa management explored a sale of its third-party management business. Between July 19, 2024 and July 22, 2024, Playa entered into confidentiality and non-disclosure agreements with three parties, including an entity affiliated with Mr. Khimji. Playa provided due diligence information regarding its third-party management business to each of the parties. On August 26, 2024, Playa received non-binding letters of intent from two parties, including the entity affiliated with Mr. Khimji. Ultimately, Playa did not pursue either of the proposed transactions given its decision to focus on a broader review of strategic options.

On August 12, 2024, Mr. Hoplamazian contacted Mr. Wardinski via telephone and after discussion they agreed that to facilitate the parties determining whether future discussions of strategic transactions could be productive, Hyatt would need to conduct some initial diligence, and as such Hyatt and Playa should enter into a confidentiality and non-disclosure agreement. On August 22, 2024, Playa and Hyatt executed a confidentiality and non-disclosure agreement (the “Hyatt NDA”). The Hyatt NDA did not include an exclusivity provision that would prohibit Playa from discussing or negotiating a potential transaction with other potential counterparties.

On August 23, 2024 and August 29, 2024, representatives of BDT & MSD Partners, LLC (“BDT & MSD”), financial advisor to Hyatt, sent to representatives of Playa and representatives of PJT Partners an information request list. Commencing August 29, 2024, representatives of PJT Partners, on behalf of and at the direction of Playa, began providing responsive diligence materials to BDT & MSD and Hyatt. The diligence process thereafter included the sending of additional requests by Hyatt, receipt of responsive information from Playa, and the holding of various diligence meetings among the parties, and would continue from this time through February 9, 2025.

On September 12, 2024, the Playa Board held a Board meeting in the Netherlands. During an executive session of the meeting, the participating directors discussed the status of potential strategic options.

Mr. Wardinski provided an update on Playa’s engagement with Hyatt, including his discussions with Mr. Hoplamazian and the entry into the Hyatt NDA. Mr. Wardinski also summarized the status of discussions with potential bidders for Playa’s third-party management business. The Playa Board discussed the relative merits of forming a transaction committee of the Playa Board to assist Mr. Wardinski in exploring strategic options. Mr. Wardinski also discussed with the Playa Board using PJT Partners and Hogan Lovells US LLP (“Hogan Lovells”), Playa’s corporate and securities counsel, as financial and legal advisors, respectively, with respect to Playa’s consideration of strategic options. The Playa Board also discussed having Playa management and PJT Partners conduct a thorough market check of potential strategic partners prior to entering into formal discussions with Hyatt. All Playa directors attended the executive session of the meeting, except Mr. Khimji who was recused from the portion of the executive session relating to consideration of strategic options given his stated interest in an affiliated investment fund (“Party A”) potentially participating as a bidder.

On September 17, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners contacted Mr. Khimji in his capacity as principal of Party A, to assess the interest of Party A in discussing strategic options with Playa, including a sale of the company. Mr. Khimji confirmed that Party A would be interested and requested that he be provided with a draft of a confidentiality and non-disclosure agreement.

On September 18, 2024, the Playa Board held a videoconference meeting to further discuss the company’s process for considering strategic options. All Playa directors attended the meeting. Representatives of PJT Partners and Hogan Lovells also attended and provided the Playa Board with, as applicable, an overview of general business, financial and legal considerations relating to a public company review of strategic options. A representative of Hogan Lovells discussed with the Playa Board the directors’ legal duties and certain other legal matters in the context of considering a potential sale of Playa. Representatives of PJT Partners provided a summary of the current market backdrop and recent lodging sector acquisition activity and reviewed certain timing considerations, as well as a list of potentially interested parties to contact. The Playa Board discussed the relative benefits of creating a transaction committee of the Playa Board to facilitate Playa’s process for overseeing the consideration of strategic options given (1) the potentially significant workload that could be involved in the evaluation of any strategic options, (2) the possibility that Playa management may need feedback and direction on relatively short notice in connection with a potential process of considering strategic options, (3) the benefits and convenience of having a subset of directors oversee a potential process of considering strategic options, and (4) the benefits of a transaction committee in addressing any potential or actual conflicts of interest with respect to any director or officer of Playa. The Playa Board discussed the directors who should serve on a transaction committee and the scope of the delegation of authority to a transaction committee. The Playa Board generally expressed support for the creation of a transaction committee. Mr. Wardinski advised that a formal proposal for the creation of a transaction committee would be sent via a unanimous written consent.

Pursuant to a unanimous written consent dated September 19, 2024, the Playa Board formally approved the formation of a transaction committee (the “Transaction Committee”) and agreed to delegate to the Transaction Committee the full power and authority of the Playa Board to, among other things: (1) oversee Playa management in conducting due diligence and negotiating the terms and conditions of a potential transaction on behalf of Playa, subject to final approval by the Playa Board; (2) make recommendations to the Playa Board concerning the potential approval of a potential transaction deemed by the Transaction Committee to be in the best interests of Playa and its business, having considered the impact of such potential transaction on Playa’s stakeholders; and (3) approve Playa’s retention of advisors to assist with the consideration of strategic options. Pursuant to the written consent, the Playa Board appointed Mr. Peterson, Jeanmarie Cooney, Hal Jones and Elizabeth Lieberman as the members of the Transaction Committee, with Mr. Peterson serving as chair.

On September 26, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners sent a draft confidentiality and non-disclosure agreement to Mr. Khimji in his capacity as a principal of Party A. From October 3, 2024, to October 29, 2024, representatives of Mr. Khimji and representatives of Hogan Lovells, on behalf of and at the direction of Playa management and the Transaction Committee, negotiated the terms of a draft confidentiality and non-disclosure agreement, including the scope of the confidentiality restrictions and the standstill provision. Ultimately, the parties did not reach an agreement on the terms and did not execute a confidentiality and non-disclosure agreement.

On October 1, 2024, PJT Partners provided to the Playa Board a customary relationship disclosure letter summarizing its material relationships with Playa and specified third parties.

On October 11, 2024, representatives of Hogan Lovells and Latham & Watkins LLP (“Latham”), legal counsel to Hyatt, spoke via videoconference about considerations related to Hyatt potentially engaging with Playa in considering strategic options. The Latham representatives raised the possibility of the parties entering into an exclusivity agreement as a pre-condition to Hyatt’s willingness to engage in any formal discussions aside from preliminary due diligence. The representatives agreed to consider the issue further with their respective clients.

From October 23 through October 25, 2024, representatives of PJT Partners conducted outreach efforts to specified hospitality industry participants and specified non-industry capital sources (other than Hyatt and Party A) as agreed to and directed by Playa management, the Transaction Committee and representatives of PJT Partners. Six of those parties executed confidentiality and non-disclosure agreements, as did two other parties that were added at the request of one of the counterparties to a confidentiality and non-disclosure agreement (such parties referred to below as Parties B-I). None of the executed confidentiality and non-disclosure agreements included an exclusivity provision that prohibited Playa from discussing or negotiating a potential transaction with other potential counterparties. The counterparties received access to the same virtual data room containing preliminary due diligence information that Hyatt had access to, and four of the counterparties participated in management calls with Playa leadership. Aside from Hyatt, two of the counterparties shared, collectively, approximately 110 diligence requests, and members of Playa management, with assistance from representatives of PJT Partners, responded to all such requests that were deemed appropriate at the time. One of the seven original parties contacted advised that it was not in a position to participate in the process.

On October 23, 2024, Party H advised representatives of PJT Partners that it was not in a position to pursue an acquisition of Playa. Following this, there were no further communications between Playa and Party H.

On October 27, 2024, Messrs. Wardinski and Hoplamazian discussed via telephone the real estate due diligence that Hyatt believed it would need to undertake prior to being in a position to advise on whether it was interested in engaging in discussions on a potential strategic transaction. Messrs. Wardinski and Hoplamazian agreed upon the parameters of such diligence. Mr. Hoplamazian also indicated to Mr. Wardinski that, even upon completing such diligence, Hyatt would require a period of exclusivity from Playa as a pre-condition to determining that it was interested in pursuing a potential strategic transaction with Playa.

On October 28, 2024, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated along with certain members of Playa management and representatives of Hogan Lovells. Mr. Wardinski provided the Transaction Committee an update on the status of the strategic review process generally. A representative of Hogan Lovells advised on the status of the negotiations with Mr. Khimji regarding a confidentiality and non-disclosure agreement and received feedback from the Transaction Committee on open issues.

On October 30, 2024, a representative of Hogan Lovells and a representative of Latham spoke via telephone about considerations related to Hyatt potentially engaging with Playa in considering strategic options. The Hogan Lovells representative advised that Playa would likely be unwilling to enter into an exclusivity agreement with Hyatt unless and until Hyatt completed its preliminary due diligence and shared with Playa Hyatt’s preliminary view on the value of Playa. On October 31, 2024, the Latham and Hogan Lovells representatives confirmed that Hyatt would complete its preliminary due diligence over the next few weeks and would then share with Playa Hyatt’s preliminary view on the value of Playa, and then the parties would decide whether or not to enter into a customary exclusivity agreement and engage in discussions on a strategic transaction.

On October 31, 2024, at the request of Party G, Playa agreed that Party E and Party G could work together with respect to equity financing on Party G’s potential bid to acquire Playa.

On November 5, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners sent a process letter to Parties A-F regarding the strategic process, including a deadline for submitting initial bids. On November 6, 2024, Party D and Party G sent to representatives of PJT Partners an information request list. On November 8th, 11th and 14th, Playa management, with assistance from representatives of PJT Partners, provided business and financial presentations to Party D, Party G and Party B, respectively.

On November 12, 2024, at the request of Party G, Playa agreed that Party G and Party I could work together with respect to equity financing for Party G’s potential bid to acquire Playa.

On November 15, 2024, Party F advised representatives of PJT Partners that it would no longer participate in the process.

On November 18, 2024, Party D advised representatives of PJT Partners that it would no longer participate in the process.

On November 19, 2024, Party B advised representatives of PJT Partners that it would no longer participate in the process given that it did not believe it could offer the premium that a strategic hotel operating company could add.

On November 19, 2024, Party G submitted through representatives of PJT Partners a written initial proposal to acquire Playa for between $10.50-11.50 per share, subject to confirmatory diligence and negotiation of definitive agreements.

On November 21, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners communicated to Party G that the proposal would be evaluated by Playa and discussed with Party G the additional due diligence material that Party G would need in order to consider improving its proposal.

On November 22, 2024 and November 27, 2024, members of Playa management, members of Hyatt management, and representatives of each of PJT Partners and BDT & MSD discussed various business and financial due diligence issues via telephone.

On November 27, 2024, on behalf of and at the direction of Playa, a representative of PJT Partners informed members of Hyatt management via telephone that Playa was engaged in soliciting proposals from other third parties related to considering strategic options, including a sale of Playa.

On December 1, 2024, a representative of Latham advised a representative of Hogan Lovells via telephone that Hyatt was prepared to share its preliminary view on its valuation of Playa resulting from its diligence process, but that Hyatt’s intent to engage in further discussions regarding possible strategic options (including an acquisition of Playa) was pre-conditioned on entering into an exclusivity agreement with Playa. The Hogan Lovells and Latham representatives agreed that BDT & MSD would share specifics on these matters with PJT Partners later that day.

On December 1, 2024, representatives of each of BDT & MSD and PJT Partners participated in a telephone call during which BDT & MSD stated that Hyatt’s preliminary views on Playa’s value, based on the diligence it had conducted to date, were that Playa was worth about $13 per share, but that Hyatt’s intent to engage on further discussions regarding possible strategic options was pre-conditioned on entering into an exclusivity agreement with Playa.

On December 2, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners contacted Party G and advised that Party G’s proposed acquisition bid would need to be enhanced to remain competitive.

Later that day, Party C advised representatives of PJT Partners that it remained interested in the acquisition of Playa’s management business and/or certain properties but was not interested in the acquisition of the entire company.

On December 3, 2024, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated, as did the non-conflicted directors on the Playa Board, representatives of each of PJT Partners and Hogan Lovells and certain members of Playa management. Representatives of PJT Partners provided an update on the process, including the proposal from Party G, the discussions with Hyatt and its advisors, and discussions with other parties contacted as part of the process. Representatives of PJT Partners reviewed certain preliminary financial information relating to the proposal from Party G. The members of the Transaction Committee and Mr. Wardinski discussed the process generally, including the importance of interested parties being treated fairly. The Transaction Committee also discussed the merits of and risks of entering into an exclusivity agreement with Hyatt. Following this discussion, members of Playa management other than Mr. Wardinski left the meeting and the Transaction Committee met in executive session with representatives of each of PJT Partners and Hogan Lovells and the other non-conflicted members of the Playa Board and discussed certain process and employee matters associated with a sale of Playa.

On December 9, 2024, Playa and Party G entered into a clean team confidentiality agreement to enable Playa to share with Party G certain competitively sensitive information.

On December 10, 2024, Party G submitted to representatives of PJT Partners a revised joint written proposal to acquire Playa for between $11.00-11.75 per share, subject to confirmatory diligence and negotiation of definitive agreements. Between December 10, 2024 and December 21, 2024, representatives of PJT Partners, on behalf of and at the direction of Playa, made available additional due diligence information to Party G, including its financial advisor.

On December 10, 2024, Mr. Khimji and Mr. Wardinski had a telephone call on which Mr. Khimji advised Mr. Wardinski that he would be submitting, on behalf of Party A, a proposal to acquire Playa. Mr. Wardinski advised Mr. Khimji to submit the proposal through PJT Partners as Playa’s financial advisor. Later that day, Mr. Khimji submitted in writing a non-binding preliminary proposal from Party A to acquire Playa for between $11.50-12.00 per share, subject to diligence, arranging financing commitments and negotiation of definitive agreements.

On December 11, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners discussed the Party A proposal with Mr. Khimji. Mr. Khimji confirmed that Party A’s proposal was subject to due diligence and arranging financing commitments.

On December 11, 2024, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated, as did the non-conflicted directors on the Playa Board, representatives of each of PJT Partners and Hogan Lovells, and certain members of Playa management. Representatives of PJT Partners provided an update on the strategic review process, including a summary of the revised proposal submitted by Party G and the Party A proposal, and a summary of discussions with Hyatt and its advisors. Representatives of PJT Partners advised the Transaction Committee that Party G and Hyatt had each done due diligence, including of non-public information provided pursuant to their respective confidentiality and non-disclosure agreements, and that the proposal submitted by Party A was based on publicly available information. The Transaction Committee discussed the ongoing discussions with Hyatt as well as the preliminary proposals received from each of Party G and Party A, and weighed the merits of such preliminary proposals received relative to the prospects for a proposal from Hyatt in the event Playa agreed to enter into an exclusivity agreement. The Transaction Committee reached a preliminary view that $12 per share or less was not a sufficient price at which to agree to a sale of Playa. The Transaction Committee directed representatives of PJT Partners to explore with Party A and Party G whether their preliminary proposals could be enhanced. The Transaction Committee directed representatives of PJT Partners to communicate to Hyatt that the Transaction Committee believed that $14 per share was an appropriate preliminary valuation of Playa and that Playa did not think it would be constructive to enter into an exclusivity agreement with Hyatt if Hyatt’s preliminary valuation was $13 per share.

On December 12, 2024, representatives of each of PJT Partners and BDT & MSD discussed via telephone Playa’s feedback on the preliminary valuation and request for exclusivity previously communicated by BDT & MSD. Representatives of PJT Partners advised BDT & MSD that Playa believed that a preliminary valuation of $14 per share was an appropriate basis for entering into exclusivity.

On December 13, 2024, Mr. Peterson, the chair of the Transaction Committee, and Mr. Khimji spoke via telephone regarding the Transaction Committee’s role in overseeing Playa’s strategic review process and Mr. Khimji’s view on soliciting bids from potential real estate buyers, including Party A. Mr. Peterson advised Mr. Khimji that as chair of the Transaction Committee, he was comfortable that the process Playa was running was rigorous and customary for similarly situated public companies. Mr. Khimji reaffirmed his price of $11.50-$12.00 and indicated that he would need to engage with hotel brands in order to determine whether he could increase his price. Mr. Peterson and Mr. Khimji agreed that Mr. Khimji and representatives of PJT Partners should have another call to discuss Party A’s preliminary proposal.

Also on December 13, 2024, representatives of PJT Partners spoke to Mr. Khimji via telephone and discussed with him elements of Party A’s preliminary proposal and asked whether given the competitive dynamics of the process Party A could enhance its offer. Mr. Khimji advised that Party A likely could enhance the proposal if one or more of Playa’s hotel brand partners agreed to certain financial concessions. Party A did not submit an enhanced proposal.

On December 16, 2024, representatives of each of PJT Partners and BDT & MSD held a teleconference, on which BDT & MSD advised PJT Partners that Hyatt’s preliminary financial due diligence supported a preliminary valuation of $13.50 per share of Playa. After discussion, representatives of BDT & MSD advised representatives of PJT Partners that Hyatt’s analysis would not support a valuation above $13.50 per share of Playa, subject to completion of further due diligence. BDT & MSD also advised representatives of PJT Partners that Hyatt’s intent to engage on any discussions regarding possible strategic options was pre-conditioned on entering into an exclusivity agreement with Playa for a term of 45 days.

On December 17, 2024, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated, as did the non-conflicted directors on the Playa Board, representatives of each of PJT Partners and Hogan Lovells, and certain members of Playa management. A representative from Hogan Lovells reviewed the legal duties of directors applicable to deliberations related to the strategic process. Representatives of PJT Partners provided an update on the process, and reviewed the preliminary proposals received from bidders, as well as the communications with Hyatt. The Transaction Committee considered the merits of pursuing one of the preliminary proposals relative to entering into an exclusivity agreement with Hyatt, including the relative financial merits and deal execution risk. Following this discussion the Transaction Committee determined that pursuing negotiations relating to a possible strategic transaction with Hyatt by executing a 45-day exclusivity agreement was in the best interest of Playa’s shareholders based on, among other things, the superior preliminary valuation that Hyatt had determined from its preliminary due diligence investigation as compared to the valuations in the preliminary proposals that had been submitted by other parties, Hyatt’s relatively strong track record of executing acquisitions, Hyatt’s relative strength in being able to finance an acquisition, particularly its investment grade credit rating, and the possibility that the acquisition of Playa by certain other bidders could result in Playa having to pay certain amounts under its franchise agreements with Hyatt. The Transaction Committee determined that these advantages outweighed the risks of entering into an exclusivity agreement with Hyatt, including the risks associated with the parties having to publicly announce the exclusivity agreement and the risks associated with Hyatt having the ability to engage with potential real estate buyers during the exclusivity period. The Transaction Committee also discussed the potential benefits of a formal public announcement of Playa considering its strategic alternatives concurrent with entering into an exclusivity agreement with Hyatt. The Transaction Committee unanimously authorized Mr. Wardinski to enter into a 45-day exclusivity agreement with Hyatt.

On December 17, 2024, Hogan Lovells sent a draft exclusivity agreement to Latham. Between December 17, 2024, and December 20, 2024, representatives of each of Hogan Lovells and Latham, on behalf of Playa and Hyatt, respectively, engaged in negotiations regarding the terms of the exclusivity agreement. During this time, representatives of each of Hogan Lovells and Latham also negotiated an amendment to the Hyatt NDA to provide for, among other things, the ability of Hyatt to engage with certain specified potential real estate buyers and financing sources during and after the exclusivity period.

On December 20, 2024, Playa and Hyatt executed an exclusivity agreement, which provided for a 45-day term, as well as the aforementioned amendment to the Hyatt NDA.

On December 21, 2024, on behalf of and at the direction of Playa, a representative of PJT Partners advised a representative of Party G that Playa intended to enter into an exclusivity agreement with another party but that there could be opportunities for Party G to bid on real estate acquisitions in connection with any transaction with the other party.

Also on December 21, 2024, Mr. Peterson communicated to Mr. Khimji, in his capacity as a director of Playa, that pursuant to the Transaction Committee’s authorization, Playa had entered into an exclusivity agreement with Hyatt which would be publicly announced imminently. Mr. Peterson advised Mr. Khimji that the Transaction Committee had unanimously determined that doing so was in the best interests of Playa’s shareholders and represented the most attractive available option.

On December 23, 2024, Hyatt filed an amended Schedule 13D with the SEC regarding the entry into the exclusivity agreement, and Hyatt and Playa issued press releases announcing the exclusivity agreement and the parties’ intent to enter into negotiations regarding potential strategic options, including the acquisition of Playa.

On December 26, 2024, representatives of Hogan Lovells distributed a draft of the Purchase Agreement to representatives of Latham. The draft Purchase Agreement contemplated, among other things: (1) a U.S. style tender offer that must commence within 10 business days after signing; (2) an option for Hyatt to initiate a post-offer reorganization after closing of the tender offer; (3) the vesting of company equity awards (with performance-based company equity awards vesting in accordance with the award agreement) and automatic conversion into cash consideration; (4) a “fiduciary-out” provision that would permit Playa to respond to and accept an unsolicited superior offer and terminate the Purchase Agreement in certain circumstances, which termination would trigger a termination fee equal to 1.5% of Playa’s equity value if the proposal was received within 35 days of announcement of entry into agreement; (5) following the 35-day period referenced above, a termination fee equal to 2.5% of Playa’s equity value payable by Playa solely in the event that the Purchase Agreement was terminated to accept a superior offer; and (6) an 8-month end date, as such date might be extend pursuant to mutual consent of the parties to the Purchase Agreement.

From December 27, 2024 until February 9, 2025, Playa and its legal and financial advisors responded to legal, financial and operational due diligence inquiries from Hyatt and its legal and financial advisors and conducted various due diligence calls with Hyatt and its legal and financial representatives. In addition, during this period Hyatt engaged with (a) potential financing sources to negotiate the terms of certain debt commitment letters associated with a potential acquisition of Playa and (b) potential real estate buyers in connection with the potential acquisition of Playa’s owned real estate (with any such acquisition being conditioned on Hyatt consummating an acquisition of Playa). The discussions with potential real estate buyers involved the provision of due diligence information to such parties and discussion of high-level terms associated with a potential real estate sale.

On January 8, 2025, representatives of Hogan Lovells and Latham, as well as representatives of Loyens & Loeff N.V. (“Loyens”), Hyatt’s Dutch counsel, and NautaDutilh N.V. (“Nauta”), Playa’s Dutch counsel, discussed via videoconference the proposed structure of the acquisition of Playa by Hyatt as reflected in the draft Purchase Agreement and possible alternative transaction structures.

On January 12, 2025, representatives of Latham distributed a revised draft of the Purchase Agreement to representatives of Hogan Lovells. The revised draft proposed various changes, including: (1) a requirement that Playa provide tender and support agreements from all directors and officers, as well as any shareholders who appoint directors; (2) revisions to the transaction structure and deal protection provisions; (3) expansion of the restrictions on Playa’s interim operations; (4) the addition of a termination right in the event of Playa’s material breach of the no-solicitation covenant (in which case the termination fee would apply); (5) the addition of a requirement that Playa pay Hyatt’s reasonable and documented out-of-pocket costs and expenses (uncapped) in the event that the Purchase Agreement terminates in certain circumstances (the “expense reimbursement provision”); (6) the deletion of the 35-day period giving rise to a two-tier termination fee structure; and (7) an increase of the termination fee to 3.75% of Playa’s equity value.

On January 13, 2025, Hogan Lovells delivered draft disclosure schedules to the Purchase Agreement to Latham. Also on January 13, 2025, Playa and Hyatt entered into a clean team confidentiality agreement to enable Playa to share with Hyatt certain competitively sensitive information. Between January 21, 2025 and February 9, 2025, Hogan Lovells and Latham negotiated the disclosure schedules.

On January 14, 2025, representatives of Hogan Lovells and Latham discussed via videoconference tax issues related to the originally proposed transaction structure and alternative structures that may address such issues.

On January 20, 2025, the 30th day of the exclusivity period, representatives of BDT & MSD contacted representatives of PJT Partners via telephone to discuss status of the transaction negotiations, including the per share purchase price that would be paid to Playa shareholders. Representatives of BDT & MSD stated that, based on additional due diligence conducted by Hyatt during the exclusivity period, Hyatt was willing to pay a purchase price of $13.50 per share of Playa (subject to resolution of other transaction terms).

On January 23, 2025, Hogan Lovells distributed a revised draft of the Purchase Agreement to Latham. The revised draft proposed various changes, including: (1) the narrowing of Playa’s obligation to deliver tender and support agreements to only certain directors and officers; (2) revisions to the transaction structure and deal protection provisions that were more favorable to Playa; (3) the narrowing of the restrictions on Playa’s interim operations; (4) the deletion of a termination right, subject to payment of the termination fee by Playa, in the event of Playa’s material breach of the no solicitation covenant; (5) the deletion of the expense reimbursement provision; and (6) the reinsertion of the 35-day period associated with the two-tier termination fee structure, with such termination fees equal 1.75% or 2.75% of Playa’s equity value, depending on whether the agreement was terminated during the initial 35-day period.

On January 23, 2025, Playa executives and Hyatt executives discussed via videoconference Playa’s plans for soliciting the support of its significant shareholders for any proposed transaction.

On January 24, 2025, representatives of Hogan Lovells and Latham negotiated via videoconference the terms of the Purchase Agreement. Also on January 24, 2025, representatives of Latham sent to representatives of Hogan Lovells an initial draft of the form of tender and support agreement.

On January 28, 2025 and January 29, 2025, representatives of Hyatt requested an extension of the exclusivity agreement.

On January 29, 2025, representatives of Latham distributed a revised draft of the Purchase Agreement to representatives of Hogan Lovells. The revised draft proposed various changes, including: (1) revisions to the transaction structure based on previous discussions between representatives of Hogan Lovells and Latham; (2) revisions to the deal protection provisions; (3) the expansion of the restrictions on Playa’s interim operations; (4) the reinsertion of a termination right in the event of Playa’s material breach of the no solicitation covenant (in which case the termination fee would apply); (5) the reinsertion of the expense reimbursement provision, subject to a cap at 1% of the equity value; (6) the deletion of the two-tier termination fee structure; (7) an increase of the termination fee to 3.5% of Playa’s equity value; and (8) changes to the treatment of unvested equity awards such that those equity awards would be converted into a corresponding award covering a number of shares of Hyatt Class A common stock rather than a cash payment.

On January 29, 2025, Playa and PJT Partners executed an engagement letter.

On January 29, 2025, a representative of Hyatt informed representatives of PJT Partners that it had received non-binding indications of interest for the purchase of Playa’s owned real estate portfolio in the event Hyatt successfully consummated an acquisition of Playa. Such indications were preliminary in nature and subject to the potential buyers’ continued due diligence in all respects. A representative of Hyatt provided a high-level summary of terms of the non-binding indications of interest, which Hyatt later confirmed in writing to Playa on January 31, 2025.

On February 1, 2025, representatives of Hogan Lovells distributed a revised draft of the Purchase Agreement to representatives of Latham. The revised draft proposed various changes, including: (1) revisions to the transaction structure; (2) revisions to the deal protection provisions; (3) the narrowing of restrictions on Playa’s interim operations; (4) the deletion of a termination right in the event Playa’s material breach of the non-solicitation covenant; (5) the deletion of the expense reimbursement provision; (6) a decrease of the termination fee to 3.0% of Playa’s equity value; and (7) a reversion to the original construct with respect to the treatment of unvested equity awards such that all equity awards would be converted to a cash payment.

On February 2, 2025, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated along with all other non-conflicted directors, Mr. Wardinski and certain other members of Playa management and representatives of Hogan Lovells and Nauta. A representative of Nauta provided the directors a summary of their fiduciary duties under Dutch law. Representatives of PJT Partners reviewed the strategic process to date and reviewed certain preliminary financial information regarding the proposed transaction with Hyatt, including preliminary and illustrative financial information relating to the non-binding indications of interest Hyatt received related to the sale of Playa’s owned real estate portfolio in the event Hyatt acquired Playa. Taking into account this additional information and other factors, the Transaction Committee determined not to propose an increase in the proposed purchase price. Representatives of PJT Partners also confirmed that despite the public announcement on December 23, 2024 that Playa was considering strategic alternatives, PJT Partners had not received any inquiries from new potential bidders or enhanced bids from Party G or Party A. A representative of Hogan Lovells provided a summary of the Purchase Agreement and tender and support agreement negotiations and expressed the view that all remaining issues could be resolved relatively quickly given the progress to date. Mr. Wardinski provided a summary of the potential impact of the transaction on Playa’s stakeholders, other than its shareholders, including its employees, creditors and customers. At the meeting the Transaction Committee approved an extension of the exclusivity agreement for one week.

Later on February 2, 2025, representatives of Hogan Lovells and Latham negotiated via videoconference the terms of the Purchase Agreement, and Playa and Hyatt executed an amendment to the exclusivity agreement to extend the exclusivity period to February 10, 2025. On February 3, 2025, Hyatt filed an amended Schedule 13D with the SEC regarding the extension of the exclusivity agreement and Playa issued a press release regarding the same.

On February 4, 2025, representatives of Latham distributed a revised draft of the Purchase Agreement and the tender and support agreement to representatives of Hogan Lovells. The revised draft proposed various changes, including: (1) revisions to the deal protection terms; (2) the expansion of restrictions on Playa’s interim operations; (3) the reinsertion of a termination right in the event of Playa’s willful breach of the non-solicitation covenant (in which case the termination fee would apply); (4) the reinsertion of the expense reimbursement provision, subject to a cap at 1% of the equity value; (5) a reinsertion of a termination fee equal to 3.5% of Playa’s equity value; and (6) reinsertion of Hyatt’s proposed treatment of Playa unvested equity awards, which would be converted into a corresponding award covering a number of shares of Hyatt Class A common stock rather than a cash payment.

On February 4, 2025, Mr. Peterson met with Mr. Khimji, in his capacity as a Playa director, to discuss confidentially Playa’s strategic review process and discussions with Hyatt. Mr. Peterson discussed the process by which the Transaction Committee and the Playa Board would consider and approve any resulting transaction with Hyatt. Mr. Peterson advised that in the event of a transaction with Hyatt, each officer and director, including Mr. Khimji, would be asked to execute a tender and support agreement in favor of the transaction. Messrs. Peterson and Khimji discussed the process by which Mr. Khimji could evaluate whether he would vote on the transaction as a director or enter into a tender and support agreement in his capacity as a shareholder.

On February 5, 2025, Mr. Wardinski and Mr. Hoplamazian negotiated via telephone the remaining open material business terms of the Purchase Agreement, including agreeing that the amount of the termination fee would be 3.25% of Playa’s equity value, that it would be payable in the event of, among other things, a willful breach of the non-solicitation covenant by Playa, that Playa’s obligation to pay a portion of Hyatt’s expenses in certain circumstances (including in the event the minimum tender offer threshold was not satisfied or if certain resolutions were not passed at Playa’s shareholders meeting), would be capped at $8 million, and that unvested Playa equity awards at the closing of the transaction would be assumed by Hyatt and exchanged for corresponding Hyatt equity awards for Playa employees who would continue as Hyatt employees, and converted into cash for certain non-continuing employees.

On February 5, 2025, on behalf of and at the direction of Playa, representatives of PJT Partners discussed via telephone with Mr. Khimji, in his capacity as a director, information he would need in order to determine whether to support the transaction with Hyatt. After Mr. Khimji confirmed that neither he nor Party A was currently pursuing an acquisition of Playa, representatives of PJT Partners provided a summary of the strategic review process, the negotiation with Hyatt regarding price, and the negotiation of the Purchase Agreement. Mr. Khimji requested additional financial information regarding the proposed Hyatt transaction.

On February 6, 2025, representatives of Hogan Lovells distributed a revised draft of the Purchase Agreement to representatives of Latham, reflecting, among other changes, the agreed upon points from the conversations between Mr. Wardinski and Mr. Hoplamazian, as well changes to the scope of the interim operating covenants, deal protection provisions, and termination provisions.

On February 6, 2025, on behalf of and at the direction of Playa, representatives of PJT Partners provided via telephone additional financial information related to the proposed transaction with Hyatt to Mr. Khimji to assist him in evaluating whether he would support the transaction.

On February 6, 2025, Hyatt held a regularly-scheduled meeting of its Board of Directors (the “Hyatt Board”). Representatives from Hyatt management, BDT & MSD and Latham participated in the meeting. Members of Hyatt management described the status of negotiations with Playa and the key terms of the proposed transaction. A representative from BDT & MSD provided an overview of the financial aspects of the proposed transaction, and representatives from Latham answered questions regarding certain of the transaction terms. Following discussion of such matters, the Hyatt Board unanimously approved the execution by Hyatt of the Purchase Agreement on terms described to the Hyatt Board (and such other terms as may thereafter be negotiated by Hyatt management) and the performance by Hyatt of the transactions set forth therein.

On February 7, 2025, representatives of Latham distributed a revised draft of the Purchase Agreement to representatives of Hogan Lovells. The revised draft proposed various changes, including: (1) revisions to the treatment of equity awards provisions; (2) additional restrictions on capital expenditures of Playa during the pre-closing period; and (3) the addition of a covenant that Playa deliver certain real estate due diligence materials within a specified period of time after signing the Purchase Agreement. Thereafter and continuing until February 9, 2025, Playa, with the assistance of representatives of Hogan Lovells, and Hyatt, with the assistance of representatives of Latham, continued to negotiate the terms of the proposed Purchase Agreement and other transaction documents and exchanged and discussed various drafts of the documents.

On February 8, 2025, representatives of each of Playa and Hyatt discussed via telephone the remaining issues in the Purchase Agreement, including the treatment of employee equity awards, the provision of real estate due diligence information and capital expenditures during the pre-closing period.

Also on February 8, 2025, Mr. Hymel provided via telephone additional financial information to Mr. Khimji related to the proposed transaction with Hyatt to assist him in evaluating whether to support the proposed transaction with Hyatt. Representatives of PJT Partners also joined the call. Later on February 8, 2025, Mr. Khimji advised Mr. Peterson that he intended to recuse himself from the Playa Board meeting scheduled for the next day and that while he generally supported the proposed transaction, he needed additional time and information to consider whether to support the proposed transaction.

On February 9, 2025, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated along with all other directors except Mr. Khimji. Also participating were Mr. Wardinski, certain other members of Playa management and representatives of each of PJT Partners, Hogan Lovells and Nauta. A representative of Hogan Lovells provided a summary of negotiated changes to the Purchase Agreement since the February 2, 2025 Transaction Committee meeting and confirmed there were no material open issues. Representatives of PJT Partners confirmed that PJT Partners was prepared to render an opinion to the Playa Board related to the consideration to be received by holders of ordinary shares in the proposed transaction. Following a discussion, the Transaction Committee unanimously approved recommending that the Playa Board (i) determine that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the transactions are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approve the execution of the Purchase Agreement by Playa and the performance by Playa of the transactions set forth therein, (iii) resolve, subject to the terms and conditions set forth in the Purchase Agreement, to support the Offer and the other transactions provided for in the Purchase Agreement and to recommend acceptance of the Offer by Playa’s shareholders and to recommend that Playa’s shareholders vote in favor of approval and adoption of the matters proposed for adoption at the EGM, and (iv) resolve that Playa shall pursue the transactions contemplated by the Purchase Agreement on the terms of and subject to the provisions of the Purchase Agreement.

Following the adjournment of the Transaction Committee meeting, the Playa Board held a meeting, at which members of Playa management and representatives of each of PJT Partners, Hogan Lovells and Nauta were present. A representative of Nauta provided the Playa Board with a summary of its fiduciary duty under Dutch law and provided an update analysis of the proposed transaction on various stakeholders. A representative of PJT Partners provided a summary of the process to date and provided an updated financial analysis of the proposed terms of the transaction. At the request of the Playa Board, representatives of PJT Partners reviewed its financial analyses in connection with the proposed transaction. At the request of the Playa Board, representatives of PJT Partners then rendered its oral opinion to the Playa Board (which was subsequently confirmed in writing) that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated in its written opinion), the proposed tender offer price of $13.50 per share, in cash and without interest, to be received by the tendering holders of ordinary shares (other than Hyatt and any of its affiliates or subsidiaries) in the proposed transaction was fair to such holders from a financial point of view. The full text of PJT Partners’ written opinion, which describes, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion, is attached as Annex A. The Playa Board, with the advice and assistance of its financial advisor and outside legal counsel and Playa’s management team, evaluated and discussed the material terms of the Purchase Agreement and the transactions contemplated thereby as well as the value and significant premium provided by the proposed tender price. Following these presentations and discussions, the Playa Board, by a vote of the directors in attendance (which directors constituted the entire Playa Board, other than Mr. Khimji), (i) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the transactions provided for therein are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approved the execution of the Purchase Agreement by Playa and the performance by Playa of the transactions provided for therein, (iii) resolved, subject to the terms and conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and recommended acceptance of the Offer by Playa’s shareholders and recommended that Playa’s shareholders vote in favor of approval and adoption of the matters proposed for adoption at the EGM, (iv) resolved that Playa shall pursue the transactions provided for in the Purchase Agreement on the terms of and subject to the provisions of the Purchase Agreement, and (v) resolved that the officers and directors of Playa are authorized and directed to, among other things, finalize and execute the purchase agreement and related documentation and to take all actions necessary relating to the EGM.

On the evening of February 9, 2025, Playa and Hyatt executed and delivered the Purchase Agreement.

Also on February 9, 2025, the management teams of each of Playa and Hyatt, together with their respective legal and financial advisors, reviewed and discussed a communications plan to be implemented in connection with the execution of the Purchase Agreement.

On the morning of February 10, 2025, prior to the opening of trading of Playa’s ordinary shares and Hyatt’s Class A common stock, Playa and Hyatt each issued a press release publicly announcing the execution of the Purchase Agreement and the Offer. Also on February 10, 2025, Hyatt entered into exclusive negotiations with a potential real estate buyer for Playa’s owned real estate portfolio. Such negotiations remain ongoing, and there is no certainty that an agreement for a real estate sale transaction will be entered into with such party (or consummated), and the terms of any such transaction have not yet been finalized (and Hyatt does not expect to provide any further public statement thereon unless required by applicable law or regulation).

Reasons for the Recommendation of the Playa Board

In evaluating the Purchase Agreement and the transactions contemplated by the Purchase Agreement, including the Offer, the Playa Board consulted regularly with senior management of Playa, as well as with representatives of Hogan Lovells, NautaDutilh and PJT Partners.

In the course of (i) determining that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement, the Offer, and the other transactions contemplated by the Purchase Agreement (including the Back-End Transactions) are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approving the terms and conditions of the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement and the execution, delivery and performance of the Company’s obligations under the Purchase Agreement, and (iii) resolving, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and recommend acceptance of the Offer by the shareholders of Playa and recommend approval and adoption at the EGM of the EGM Proposals (as defined below), the Playa Board considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Playa Board, supported such determinations, in addition to the factors mentioned above in “ —Background of the Purchase Agreement” in this Item 4.

Playa Board Offer Considerations

The Playa Board considered certain factors concerning the adequacy of the Offer Consideration, including, among other things:

•	Premium to Market Price. The Playa Board considered:

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the relationship of the Offer Consideration to the historical market prices of the Shares, including that the Offer Consideration represents a premium of approximately 40% over the $9.61 closing price per Share on December 20, 2024, the last full trading day before the public announcement that Playa had agreed to negotiate exclusively with Hyatt regarding potential strategic options, including a sale of Playa, an approximately 49% premium over the volume weighted average closing price per Share over the 90 trading days prior to and including December 20, 2024. The Offer Consideration represents a price per Share that is greater than any price at which the Shares have traded;

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the Playa Board’s belief (i) that based on its negotiations with Hyatt and Hyatt’s history of negotiations with prior acquisition targets, it had obtained Hyatt’s best offer and that, as of the date of the Purchase Agreement, the Offer Consideration represented the highest per Share consideration reasonably obtainable; and (ii) that there was substantial risk of losing Hyatt’s offer if the parties were not able to come to an agreement, and (iii) that based on its negotiations with and indications of interest from other potential counterparties and the lack on any external inquiries during the exclusivity period, Hyatt’s offer was the highest and best offer available; and

•

that the other parties that had solicited bids had advised PJT Partners, Playa’s financial advisor, that they were not willing to make an enhanced proposal absent third-party financial concessions outside of Playa’s control.

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Cash Consideration. The Playa Board considered the fact that 100% of the consideration to be paid in the transaction will be payable in cash, which provides Playa shareholders with immediate liquidity and certainty of value, while eliminating long-term business and execution risk.

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Discussions with Hyatt. The Playa Board considered the fact that Hyatt’s preliminary view on its valuation of Playa was $13.50 per Share when Hyatt and Playa executed an exclusivity agreement on December 20, 2024, an increase from Hyatt’s preliminary view on its valuation of Playa of $13.00 per Share on December 1, 2024, as described above in “—Background of the Purchase Agreement.”

•

Playa’s Operating and Financial Conditions and Prospects. The Playa Board is familiar with the current and historical financial condition and the results of operations of Playa, as well as the prospects and strategic objectives of Playa. The Playa Board believes, on the basis of this familiarity, that the consideration to be received by Playa’s shareholders in the transaction fairly reflects Playa’s intrinsic value, including its potential for future growth and acquisition opportunities.

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Potential Strategic Alternatives. The Playa Board had discussions, with the assistance of Playa’s management and financial advisors, regarding the limited number of third parties believed to have both the strategic and financial capacity to explore an acquisition of Playa at this time, the possibility that the acquisition of Playa by certain other bidders could result in Playa having to pay certain amounts under its franchise agreements with Hyatt, and the challenges Playa would face as a public company in attempting to execute a liquidation of Playa through asset sales.

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PJT Partners’ Financial Analysis Fairness Opinion. The financial presentation of PJT Partners and its oral opinion rendered to the Playa Board on February 9, 2025, subsequently confirmed in its written opinion dated February 9, 2025, that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated therein), the Offer Consideration to be received by the holders of the Shares (other than Hyatt and its affiliates) was fair to such holders from a financial point of view, as more fully described below in “—Opinion of PJT Partners”).

Business Considerations

The Playa Board considered certain business factors, including, among other things:

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Business Outlook and Prospects of Playa. The Playa Board is familiar with the current and historical financial condition and results of operations of Playa, as well as the prospects and strategic objectives of Playa. The Playa Board also considered the prospective risks to Playa, as a stand-alone entity, including but not limited to, the financial condition and prospects of Playa and execution risk associated with management’s plan for Playa.

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Reputation of Hyatt. The Playa Board considered that Hyatt is a global hospitality company with widely recognized, industry-leading brands and a tradition of innovation developed over a sixty-five year history.

Other Transactional Considerations

The Playa Board also considered a number of other factors, including, among other things:

Likelihood of Consummation. The Playa Board considered the nature of the closing conditions to the Offer included in the Purchase Agreement, as well as the likelihood of satisfaction of all conditions to the completion of the proposed transactions. The Playa Board considered that the Offer would likely be consummated, based on, among other things:

•	the Offer is not subject to any financing condition and that Hyatt had obtained a debt commitment letter prior to execution of the Purchase Agreement;

•	the size and scale of Hyatt relative to Playa and its history of successfully closing acquisitions;

•	the likelihood that the transactions would be approved by the requisite regulatory authorities; and

•	the expected ability of Playa to satisfy the conditions to the Offer.

Speed of Completion. The Playa Board considered the anticipated timing of the consummation of the transactions contemplated by the Purchase Agreement, and the structure of the transaction as a tender offer for shares, which, subject to the satisfaction or waiver of the applicable conditions to the Offer as set forth in the Purchase Agreement, should provide Playa shareholders with an opportunity to receive the consideration for their shares in a relatively short timeframe. Following the Offer Closing, if (i) the Back-End Resolutions are adopted, (ii) the Tender Threshold (as defined below) has been achieved, and (iii) the Subsequent Offering Period has expired, then beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for, Hyatt and Buyer shall be required to effectuate, or cause to be effectuated, and Playa and its subsidiaries shall effectuate, if permissible under applicable law, the Back-End Transactions.

Minimum Condition; Terms of the Offer. The Playa Board also considered the other terms of the Offer, including the fact that the Offer is conditioned on the Minimum Condition and the fact that Buyer may not, without the consent of Playa, (i) waive or change the Minimum Condition (except as provided in the Purchase Agreement), (ii) decrease the Offer Consideration, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of shares sought to be purchased in the Offer, (v) extend or otherwise change the Expiration Time (except as provided in the Purchase Agreement), (vi) impose additional conditions to the Offer or (vii) otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Playa’s shareholders. The Playa Board also considered that: (i) if all conditions to the Offer have been satisfied or waived, as applicable, other than the Minimum Condition (or the Minimum Condition and certain other specified Offer Conditions), and (ii) Buyer has extended the offer on three or more occasions in consecutive periods of ten business days each, then Buyer may in its sole discretion reduce the threshold percentage for purposes of the Minimum Condition (the “Tender Threshold”) from 80% to 75% solely for purposes of consummating the Offer Closing, which has the effect of increasing the certainty of completing the Offer.

Back-End Transactions. The Playa Board considered the terms of the Back-End Transactions, including that such transactions would enable Hyatt to acquire 100% of Playa’s business (through 100% ownership of New TopCo), in a manner that Hyatt indicated was necessary in order for Hyatt and its affiliates to obtain the operational, commercial and financial benefits Hyatt anticipated to receive as a result of the transaction. The Playa Board further considered the fact that Playa shareholders who do not tender their Shares pursuant to the Offer or during the Subsequent Offering Period will receive the same consideration for their New TopCo A Shares cancelled in the Back-End Transactions (but subject to applicable withholding taxes) as those Playa shareholders who tendered their Shares pursuant to the Offer or during the Subsequent Offering Period, without interest and subject to any required tax withholding. On balance, the Playa Board considered these proposed post-closing transactions acceptable, because Hyatt indicated that it would not pursue an acquisition of Playa if it did not have the ability to acquire all of the outstanding Shares and, pursuant to such transactions (if effected), the holders of the Shares would not be required to hold a potentially illiquid, minority stake in Playa.

Tender and Support Agreements. The Playa Board considered the fact that the Supporting Shareholders had agreed to execute Tender and Support Agreements with Playa pursuant to which they (i) would be obligated to tender their Shares, representing, in the aggregate, approximately 9.8% of the outstanding Shares as of February 9, 2025 into the Offer, (ii) would commit to voting their respective Shares in favor of all resolutions proposed for adoption by Playa shareholders in accordance with the Offer’s terms at the EGM, (iii) would agree not to vote in favor of an alternative acquisition proposal from any third party and (iv) would agree not to solicit competing proposals or transfer any of their Shares without the prior written consent of Hyatt (subject to certain permitted exceptions).

Other Terms of the Purchase Agreement. The Playa Board considered the other terms and conditions of the Purchase Agreement, including, among other things, the parties’ representations, warranties and covenants, and the parties’ ability to terminate the Purchase Agreement. The Playa Board also considered certain provisions of the Purchase Agreement, including, among others:

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the provisions in the Purchase Agreement that provide that the following, among other events, facts and conditions, are generally excluded from the determination of whether a “Company Material Adverse Effect” (as defined and more fully described in “Section 12—The Transaction Agreements” in the Offer to Purchase) has occurred (subject to certain specified exceptions):

(i)

the execution and delivery of the Purchase Agreement or the announcement or pendency of the transactions contemplated by the Purchase Agreement, including any disruption in supplier, distributor, customer, partner, licensing or similar relationships or any loss of employees;

(ii)	actions expressly required to be taken pursuant to the Purchase Agreement or at the express written direction of Hyatt or Buyer;

(iii)

a downturn or other adverse development generally affecting the lodging industry (or segments therein in which Playa and its subsidiaries operate), including changes in regulatory conditions or applicable law; and

(iv)	general disruptions to financial, debt or securities markets, and any decline in the price of any security or market index;

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that Playa will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, that Playa will not take a number of actions related to the conduct of its business without the prior written consent of Buyer, and that these covenants may limit the ability of Playa to pursue business opportunities that it would otherwise pursue;

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That the adoption of the Back-End Resolutions at the EGM (or a subsequent general meeting of the Company) would allow Playa to gain greater certainty on the completion of the Offer and the other transactions contemplated by the Purchase Agreement;

•	the Tender Threshold being achieved being a pre-requisite for consummating the Back-End Transactions;

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that if Buyer has extended the Offer on three or more occasions in consecutive periods of 10 business days each in accordance with the Purchase Agreement, and all of the conditions of the Offer have been satisfied or waived other than (i) the Minimum Condition, (ii) the Resolutions Condition, (iii) the resignations or dismissal, by a general meeting, of the members of the Playa Board having been obtained, and (iv) a closing certificate signed by an executive officer of Playa, dated as of the Expiration Time, having been delivered to Buyer, certifying that certain Offer conditions have been satisfied, then Buyer may, in its sole discretion, reduce the threshold percentage for the Minimum Condition to 75% solely for purposes of consummating the Offer Closing;

•	the requirement that Buyer provide for a Subsequent Offering Period of five business days following the Acceptance Time;

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the importance of the Subsequent Offering Period in that it would allow non-tendering shareholders, who based on their personal circumstances may be subject to different and potentially adverse tax treatment (including withholding tax treatment) on the consideration received in respect of their New TopCo A Shares cancelled in connection with the Back-End Transactions (as compared to the Offer), an opportunity to tender their Shares during the Subsequent Offering Period and avoid such potential adverse tax treatment;

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that, upon the effectiveness of the Cancellation, the Cancellation Consideration, without interest and subject to any required tax withholding, including Dutch dividend withholding taxes, distributable to non-tendering Playa shareholders would be distributed promptly following completion of the Back-End Transactions, without Playa shareholders having to await the outcome of statutory buy-out proceedings or to collect such proceeds from the Dutch consignment office following such buy-out proceedings; and

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Playa’s ability, subject to the limitations and conditions in the Purchase Agreement, to seek specific performance of Hyatt’s and Buyer’s obligations under the Purchase Agreement, including Hyatt’s and Buyer’s obligations to consummate the Offer.

Negotiation of Purchase Agreement. The Playa Board’s view is that the Purchase Agreement and related transaction documents were the product of arm’s length negotiations and contain customary terms and conditions.

Ability to Respond to Unsolicited Acquisition Proposals. The Playa Board considered its ability, at any time prior to the Expiration Time, in certain circumstances to make an Adverse Recommendation Change (as defined and more fully described in “Section 12—The Transaction Agreements” in the Offer to Purchase), or terminate the Purchase Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as defined and more fully described in “Section 12—The Transaction Agreements” in the Offer to Purchase), to the extent that the failure to do so would be inconsistent with the Playa directors’ fiduciary duties under the laws of the Netherlands and subject to certain other limitations in the Purchase Agreement and payment to Hyatt of termination compensation of $56.323 million in cash under certain circumstances.

The Playa Board also considered a number of uncertain risks or negative factors in its deliberations concerning the Purchase Agreement and the transactions contemplated thereby, including, among others:

Pre-Signing Market Check. The Playa Board considered that Playa, with the assistance of PJT Partners, conducted an extensive pre-signing market check that involved making inquiries of nine potential bidders, entered into confidentiality and non-disclosure agreements with six bidders, and received non-binding proposals from two other bidders.

No Ongoing Equity Interest in Playa. The Playa Board considered the fact that the shareholders of Playa will have no ongoing equity interest in Playa or Hyatt, meaning that the shareholders will cease to participate in Playa’s future growth or to benefit from increases in the value of the Shares or Hyatt Shares.

Inability to Solicit Other Takeover Proposals. The Playa Board considered the covenant in the Purchase Agreement prohibiting Playa from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Playa Board noted the fact that Playa would be obligated to pay Hyatt termination compensation of $56.323 million in cash if the Purchase Agreement was terminated under certain circumstances, including if Playa terminated the Purchase Agreement to enter into a definitive agreement with respect to a Superior Proposal, and that the amount of the termination compensation was reasonable in light of the size of the transaction. The Playa Board also noted that the termination compensation was necessary to induce Hyatt and Buyer to enter into the Purchase Agreement and, after taking into account Dutch fiduciary standards and customary terms and conditions relating to the non-solicitation provisions, would not in and of itself preclude or deter a third party with sufficient strategic interest and financial capability from making a competing proposal for Playa. The Playa Board considered that the Purchase Agreement permits Playa and the Playa Board to respond to an unsolicited competing proposal that the Playa Board determines is a Superior Proposal, subject to certain customary restrictions imposed by the Purchase Agreement and the requirement that Playa pay Hyatt termination compensation if Playa terminates the Purchase Agreement to enter into a definitive agreement with respect to a Superior Proposal.

Failure to Close. The Playa Board considered that the conditions to Buyer’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the transactions contemplated by the Purchase Agreement are subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of Playa’s control. The Playa Board also considered the fact that, if the Offer is not completed, Playa’s directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Offer, and Playa will have incurred significant transaction costs attempting to consummate the Offer. The Playa Board also considered the fact that, if the proposed transactions are not completed, the market’s perception of Playa’s continuing business could potentially result in a loss of customers, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected.

Effect of Announcement. The Playa Board considered the effect of the public announcement of the transactions on Playa’s operations, Share price, employees, customers and suppliers as well as its ability to attract and retain key personnel while the transaction is pending and the possibility of any suit, action or proceeding in respect of the Purchase Agreement or the transactions contemplated thereby.

Termination Compensation and Expense Reimbursement. The Playa Board considered (i) the termination compensation of $56.323 million that may become payable pursuant to the Purchase Agreement under certain circumstances, including if Playa terminates the Purchase Agreement to accept a Superior Proposal, and the risk that the amount of the termination compensation could discourage potential alternative acquisition proposals and (ii) the obligation to reimburse Hyatt the reasonable and documented out-of-pocket costs and expenses incurred by or on behalf of Hyatt and Buyer, up to $8 million, payable pursuant to the Purchase Agreement under certain circumstances.

Interests of Playa’s Directors. The Playa Board considered that the financial interests of Playa’s executive officers and directors may be different from or in addition to those of other shareholders, and considered whether a potential conflict of interest existed in relation to any of the directors of the Playa Board, believing that this was not the case.

Tax Treatment. The Playa Board considered that the receipt of the cash consideration by U.S. holders of Shares in the Offer, during the Subsequent Offering Period, and in the Back-End Transactions will be a taxable transaction for such holders for U.S. federal income tax purposes. The Playa Board also considered the applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, that may be imposed on Playa’s shareholders in respect of proceeds received by non-tendering Playa shareholders in the Back-End Transactions.

Transaction Costs. The Playa Board considered the fact that Playa has and will continue to incur significant transaction costs and expenses in connection with the proposed transactions, regardless of whether or not such transactions are consummated.

Other Stakeholder Considerations

The Playa Board considered certain stakeholder considerations, including:

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Employees. The Playa Board considered the opportunity for certain Playa employees to continue leveraging their talents as part of Hyatt, given Hyatt’s sound financial position, need to continue operation of the resorts acquired in the transaction, strong growth efforts, and the fact that the combined company is expected to be an industry leader. The Playa Board also considered Hyatt’s and Buyer’s agreement to provide (or cause one of its affiliates to provide) each Continuing Employee with at least a base salary wage rate that is no less than the base salary or base wage rate provided by Playa immediately prior to the Offer Closing, a target annual incentive opportunity that is not less than the target annual cash incentive opportunity provided by Playa immediately prior to the Offer Closing and health, welfare and retirement benefits that are no less favorable, in the aggregate, than either those provided to (a) such Continuing Employee by Playa or one of its subsidiaries immediately prior to the Offer Closing or (b) similarly situated employees of Hyatt, as determined by Hyatt in its sole discretion. In addition, the Playa Board considered that each Continuing Award is assumed by Hyatt and converted into a corresponding award of restricted stock units covering a number of shares of Hyatt Class A common stock (rounded up to the nearest whole number of shares) equal to the product obtained by multiplying (i) (A) for each time-based Continuing Award, the number of shares subject to such Continuing Award as of immediately prior to the Offer Closing or (B) for each performance-based Continuing Award, the number of shares subject to such Continuing Award determined either (1) as though the greater of target performance or actual performance has been achieved as of the Offer Closing, or (2) as though target performance has been achieved, in each case, as determined by and in accordance with the award agreement evidencing such Continuing Award (consistent with the relevant provisions in such award agreement applicable in contexts in which the Continuing Award is not assumed) by (ii) the quotient of (a) the average closing price per Share, as reported on the Nasdaq and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Offer Closing, divided by (b) the average closing price per share for Hyatt Class A common stock, as reported on the New York Stock Exchange and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Offer Closing. Notwithstanding the above, any performance-based Continuing Awards granted in 2024 will vest at the applicable maximum performance level. In addition, the Playa Board considered that for non-continuing employees, each award of restricted shares issued by Playa that is unvested and that remains issued and outstanding as of immediately prior to the Offer Closing will be settled in cash.

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Strength of Hyatt. The Playa Board considered that Hyatt’s extensive and deep relationships in the lodging industry will enable significant business enhancements and growth opportunities and an improved ability to serve the interests of Playa’s existing and potential guests. Hyatt, which carries an investment grade credit rating, also provides a significant enhancement in credit profile for current and future creditors. The Playa Board also considered that Hyatt would bring opportunities for certain of Playa’s employees and suppliers.

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Playa Board Composition. The Playa Board considered the provisions of the Purchase Agreement that require at least two Independent Directors, selected by Playa and Buyer by mutual written agreement (if and to the extent they shall agree to continue to serve on the Playa Board after the Offer Closing) to remain on the Playa Board after the Offer Closing until the earliest to occur of (i) such time after the

Acceptance Time as Buyer and its affiliates, in the aggregate, own 100% of the outstanding Shares and (ii) the Triangular Merger having become effective. To protect certain interests of the holders of Shares that are not tendered pursuant to the Offer or during the Subsequent Offering Period, the affirmative vote of the Independent Directors will be required for approving (a) any restructuring that would reasonably be expected to lead to a dilution of the shareholdings of the non-tendering Playa shareholders, other than (i) pursuant to a rights issue by Playa or any other share issue where the non-tendering Playa shareholders have been offered an opportunity to subscribe pro rata in accordance with their then existing shareholding in Playa (voorkeursrecht), or (ii) the Back-End Transactions and any transaction directed by Hyatt as agreed under certain specific terms of the Purchase Agreement, and (b) any other form of unequal treatment of non-tendering Playa shareholders (for the avoidance of doubt, excluding Hyatt, Buyer and their respective affiliates) relative to Hyatt, Buyer and their respective affiliates holding Shares that (i) prejudices or (ii) would reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the non-tendering Playa shareholders, but in any event not including the Back-End Transactions.

The discussion of foregoing factors considered by the Playa Board is intended to be a summary, and is not intended to be exhaustive; rather, it summarizes the principal factors considered. In light of the variety of factors and the quality and amount of information considered, the Playa Board did not find it practicable to, and did not make specific assessments of, quantify or assign relative weights to the specific factors considered in (i) making the determination that on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the transactions are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approving the Offer, the Purchase Agreement (including the execution, delivery, and performance of the Purchase Agreement) and the transactions contemplated by the Purchase Agreement, or (iii) determining, subject to the terms and conditions set forth in the Purchase Agreement, to support the Offer and the transactions contemplated by the Purchase Agreement and recommending acceptance of the Offer by the shareholders of Playa and recommending approval and adoption at the EGM of each of the voting items that will be put on the agenda of the EGM (the “EGM Proposals”). Rather, the Playa Board made its determination based on the totality of all factors taken together. In considering the factors discussed above, individual directors may have given different weights to different factors.

Offer Considerations

If you tender your Shares in the Offer, upon completion of the Offer, you will be entitled to receive the Offer Consideration per Share, less any applicable withholding taxes and without interest, payable in cash, upon the terms and subject to the conditions set forth in the Purchase Agreement and the Offer to Purchase. For example, if you own 100 Shares, you will receive $1,350 in cash in exchange for your Shares, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Purchase Agreement and the Offer to Purchase. If you are the record owner of your Shares and you tender your Shares directly to Computershare Trust Company, N.A. (the “Depositary”), you will not have to pay brokerage fees, commissions, or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company, or other nominee and your broker, dealer, commercial bank, trust company, or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company, or nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company, or nominee to determine whether any charges will apply.

If you do not tender your Shares in the Offer or during the Subsequent Offering Period, and the Back-End Transactions are consummated, you will receive the same consideration as shareholders that tender their Shares in the Offer, which, as is the case with the Offer Consideration, will be less any applicable withholding taxes and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the

Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares. According to Playa’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Playa will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. Please see “Section 6—Material Dutch Tax Consequences” of the Offer to Purchase for a more detailed discussion of the Dutch consequences of the Dutch dividend withholding tax consequences of the Cancellation.

(c) Intent to Tender

To the knowledge of Playa after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of Playa’s executive officers, directors (except Mahmood Khimji) and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). Playa does not know whether Mr. Khimji intends to tender his Shares. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Purchase Agreement, each of the Support Shareholders in their respective capacities as shareholders of Playa entered into a tender and support agreement with Playa, and have agreed to tender all of their Shares, which comprise, in the aggregate, approximately 9.8% of the issued and outstanding Shares, and to vote in favor of the adoption of certain shareholders’ resolutions at the EGM. For more information on the Support Agreements, please see “Section 12 — The Transaction Agreements” of the Offer to Purchase, which is incorporated herein by reference. The foregoing description of the tender and support agreements does not purport to be complete, and is qualified in its entirety by reference to the full text of the form of the tender and support agreement, which is incorporated by reference and filed as Exhibit (e)(2) hereto.

(d) Opinion of PJT Partners

PJT Partners was retained by Playa to act as its financial advisor in connection with the transactions contemplated by the Purchase Agreement and, upon Playa’s request, to render its fairness opinion to the Playa Board in connection therewith. Playa selected PJT Partners to act as its financial advisor based on PJT Partners’

qualifications, expertise and reputation, its knowledge of Playa’s industry and its knowledge and understanding of Playa’s business and affairs. At a meeting of the Playa Board on February 9, 2025, PJT Partners rendered its oral opinion, subsequently confirmed in its written opinion dated February 9, 2025, to the Playa Board that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated in its written opinion), the Offer Consideration to be received by the holders of the Shares (other than Hyatt and its affiliates) in the transactions contemplated by the Purchase Agreement was fair to such holders from a financial point of view.

The full text of PJT Partners’ written opinion delivered to the Playa Board, dated February 9, 2025, is attached as Annex A and incorporated into this recommendation statement by reference in its entirety. PJT Partners’ written opinion has been provided by PJT Partners at the request of the Playa Board and is subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated therein). You are encouraged to read the opinion carefully in its entirety. PJT Partners provided its opinion to the Playa Board, in its capacity as such, in connection with and for purposes of its evaluation of the transactions contemplated by the Purchase Agreement only. PJT Partners’ opinion does not constitute a recommendation as to any action the Playa Board should take with respect to the transactions contemplated by the Purchase Agreement or any aspect thereof. PJT Partners’ opinion does not constitute a recommendation to any holder of the Shares as to whether to tender such shares in the Offer or as to how any holder of the Shares should vote or otherwise act with respect to the transactions contemplated by the Purchase Agreement or any other matter. The following is a summary of PJT Partners’ opinion and the methodology that PJT Partners used to render its opinion. This summary of the PJT Partners opinion contained in this recommendation statement is qualified in its entirety by reference to the full text of PJT Partners’ written opinion.

In arriving at its opinion, PJT Partners, among other things:

•	reviewed certain publicly available information concerning the business, financial condition and operations of Playa;

•	reviewed certain internal information concerning the business, financial condition and operations of Playa prepared and furnished to PJT Partners by the management of Playa;

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reviewed certain internal financial analyses, estimates and forecasts relating to Playa, including projections for fiscal years 2025 through 2030 that were prepared by or at the direction of and approved for PJT Partners’ use by the management of Playa (collectively, the “Projections”);

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held discussions with members of senior management of Playa concerning, among other things, their evaluation of the transactions contemplated by the Purchase Agreement and Playa’s business, operating and regulatory environment, financial condition, prospects and strategic objectives;

•	reviewed the historical market prices and trading activity for the Shares;

•	compared certain publicly available financial and stock market data for Playa with similar information for certain other companies that PJT Partners deemed to be relevant;

•	reviewed drafts, dated February 8, 2025, of the Purchase Agreement and Exhibits A, B-1 and B-2 thereto; and

•	performed such other financial studies, analyses and investigations, and considered such other matters, as PJT Partners deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, with the consent of the Playa Board, PJT Partners relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by PJT Partners, without independent verification thereof. PJT Partners assumed, with the consent of the Playa Board, that the Projections and the assumptions underlying the Projections, and all other financial analyses, estimates and forecasts provided to PJT Partners by Playa’s management, were reasonably prepared in accordance with industry practice and represented Playa management’s best-then currently available estimates and judgments as to the business and operations and future financial performance of Playa. PJT Partners assumed no responsibility for and expressed no opinion as to the Projections, the assumptions upon which they were based or any other financial analyses, estimates and forecasts provided to PJT Partners by Playa management. PJT Partners also assumed that there were no material changes in the assets, financial condition, results of operations, business or prospects of Playa since the respective dates of the last financial statements of Playa made available to PJT Partners. PJT Partners relied on Playa management’s representations and/or projections regarding taxable income, standalone net operating loss utilization and other tax attributes of Playa. PJT Partners further relied, with the consent of the Playa Board, upon the assurances of Playa’s management that they were not aware of any facts that would make the information, representations and projections provided by them inaccurate, incomplete or misleading.

PJT Partners was not asked to undertake, and did not undertake, an independent verification of any information provided to or reviewed by PJT Partners, nor was it furnished with any such verification, and PJT Partners did not assume any responsibility or liability for the accuracy or completeness thereof. PJT Partners did not conduct a physical inspection of any of the properties or assets of Playa. PJT Partners did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Playa, nor was it furnished with any such evaluations or appraisals, nor did it evaluate the solvency of Playa or any of its subsidiaries under any applicable laws.

PJT Partners also assumed, with the consent of the Playa Board, that the final executed forms of the Purchase Agreement and each of the exhibits thereto would not differ in any material respects from the drafts reviewed by PJT Partners and that the consummation of the transactions contemplated by the Purchase Agreement (including the completion of the Back-End Transactions) would be effected in accordance with the terms and conditions of the Purchase Agreement and such exhibits thereto, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the transactions contemplated by the Purchase Agreement, no delay, limitation, restriction or condition would be imposed that would have a material effect on PJT Partners’ analysis or its opinion. PJT Partners also assumed that the representations and warranties made by Playa, Hyatt and Buyer in the Purchase Agreement, the exhibits thereto and the related agreements were and would be true and correct in all respects material to its analysis. PJT Partners did not express any opinion as to any tax or other consequences that might result from the transaction contemplated by the Purchase Agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which PJT Partners understood that Playa obtained such advice as it deemed necessary from qualified professionals. PJT Partners is not a legal, tax or regulatory advisor and relied upon without independent verification the assessment of Playa and its legal, tax and regulatory advisors with respect to such matters.

PJT Partners did not consider the relative merits of the transactions contemplated by the Purchase Agreement as compared to any other business plan or opportunity that might be available to Playa or the effect of any other arrangement in which Playa might engage, and PJT Partners’ opinion did not address the underlying decision by Playa to engage in the transactions contemplated by the Purchase Agreement. PJT Partners’ opinion was limited to the fairness as of the date of the opinion, from a financial point of view, to the holders of the Shares (other than Hyatt and its affiliates) of the Offer Consideration to be received by such holders in the transactions contemplated by the Purchase Agreement, and PJT Partners’ opinion did not address any other aspect or implication of the transactions contemplated by the Purchase Agreement, the Purchase Agreement, the exhibits thereto or any other agreement or understanding entered into or to be entered into in connection with the transactions contemplated by the Purchase Agreement or otherwise. PJT Partners further expressed no opinion or view as to the fairness of the transactions contemplated by the Purchase Agreement to the holders of any other class of securities, creditors or other constituencies of Playa or as to the underlying decision by Playa to engage in the transactions contemplated by the Purchase Agreement. PJT Partners also expressed no opinion as to the fairness of the amount or nature of the compensation to any of Playa’s officers, directors or employees, or any class of such persons, relative to the Offer Consideration to be received by the holders of the Shares or otherwise.

PJT Partners’ opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to PJT Partners, as of the date of the opinion. PJT Partners assumed no responsibility for updating or revising the opinion based on circumstances or events occurring after the date of the opinion. PJT Partners expressed no opinion as to the prices or trading ranges at which the Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Playa or the transactions contemplated by the Purchase Agreement or as to the impact of the transactions contemplated by the Purchase Agreement on the solvency or viability of Playa or the ability of Playa to pay its obligations when they come due.

The issuance of PJT Partners’ opinion was approved by a fairness committee of PJT Partners in accordance with established procedures. PJT Partners’ opinion was provided to the Playa Board, in its capacity as such, in connection with and for the purposes of its evaluation of the transactions contemplated by the Purchase Agreement only and the opinion does not constitute a recommendation as to any action the Playa Board should take with respect to the transactions contemplated by the Purchase Agreement or any aspect thereof. PJT Partners’ opinion does not constitute a recommendation to any holder of the Shares as to whether to tender such shares in the Offer or as to how any holder of the Shares should vote or otherwise act with respect to the transactions contemplated by the Purchase Agreement or any other matter. In that regard, PJT Partners noted that management of Playa advised PJT Partners that holders of the Shares who do not tender in the Offer would generally be subject to Dutch dividend withholding tax in connection with their receipt of Offer Consideration in the Back-End Transactions and PJT Partners expressed no opinion with respect to such withholding tax.

Summary of Financial Analyses

In connection with rendering its opinion, PJT Partners performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, PJT Partners did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the holders of the Shares of the Offer Consideration to be received by such holders pursuant to the Purchase Agreement on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, PJT Partners did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the transactions contemplated by the Purchase Agreement. Accordingly, PJT Partners believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by PJT Partners in preparing its opinion to the Playa Board. In performing its analyses, PJT Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Playa. None of Playa, PJT Partners, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of businesses do not purport to be appraisals or reflect the prices at which such businesses may actually be sold. The financial analyses summarized below were based on the Projections and other financial information prepared and furnished to PJT Partners by or on behalf of Playa’s management, and used at the direction of Playa’s management and approved for PJT Partners’ use by the Playa Board. The following summary does not purport to be a complete description of the financial analyses performed by PJT Partners. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed, for Playa, as of the closing trading price on February 5, 2025, and is not necessarily indicative of current or future market conditions. Calculations of implied equity values per share were rounded to the nearest $0.25. Fully diluted share numbers for Playa used below were provided by, and used at the direction of, Playa management.

Discounted Equity Value Analysis

In order to estimate the present value of the Shares, PJT Partners performed a discounted equity value (“DEV”) analysis of Playa on a standalone basis based on Playa’s implied future share price as of 2025 year end. A DEV analysis is a traditional valuation methodology used to derive Playa’s implied equity value by calculating the “present value” of estimated future measures of equity value of Playa to arrive at an implied price per share. In the context of a DEV analysis, “present value” refers to the current value of future amounts and is obtained by discounting those future amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of equity, expected returns and other appropriate factors.

PJT Partners calculated the DEV per share of the Shares as of December 31, 2024, on a standalone basis, based on Playa’s implied future share price as of 2025 year end, which was calculated by applying a range of multiples of 8.0x to 9.0x to estimated 2026 adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) as provided by Playa’s management, subtracting Playa’s estimated net debt of approximately $854 million as provided by Playa’s management to calculate the implied total equity value of Playa as of 2025 year end, and then dividing by the assumed fully diluted number of the Shares as of December 31, 2025, as provided by Playa’s management and directed for PJT Partners’ use. PJT Partners discounted each such future share price to its present value using a cost of equity discount rate of 14.50%, which was selected based on PJT Partners’ estimate of the expected annual rate of return of an equity investor in Playa. This analysis resulted in range of equity values per Share on a standalone basis of $10.25 to $12.25. PJT Partners then compared this range of implied price per share of the Shares to (1) the Offer Consideration of $13.50 per Share and (2) the unaffected closing share price of the Shares on December 20, 2024 of $9.61.

Discounted Cash Flow Analysis

In order to estimate the present value of the Shares as of December 31, 2024, PJT Partners performed a discounted cash flow (“DCF”) analysis of Playa. A DCF analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows generated by the asset.

To calculate the estimated enterprise value of Playa using the DCF method, PJT Partners added (a) Playa’s projected after-tax unlevered free cash flows for fiscal year 2025E through fiscal year end 2029E based on the Projections to (b) ranges of the “terminal value” of Playa as of December 31, 2029, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. The residual value of Playa at the end of the projection period, or “terminal value,” was estimated by applying the exit multiple range of 8.0x to 9.0x to Playa’s 2030E adjusted EBITDA from the Projections. The range of after-tax discount rates of 10.00% to 11.00% was selected based on PJT Partners’ analysis of the weighted average cost of capital of Playa.

PJT Partners then calculated a range of implied equity values per Share by (i) subtracting Playa’s estimated net debt as of December 31, 2024 of approximately $888 million from, and (ii) adding a range of the sum of the present value of Playa’s net operating loss tax benefit of approximately $24 million to $25 million to, the estimated enterprise value derived using the DCF method using estimates of the annual tax savings estimated by management of Playa for the period 2025 through 2045 and applying the same range of discount rates described above. PJT Partners then divided the implied aggregate equity values by the assumed fully diluted number of the Shares as of December 31, 2025 (as provided by Playa’s management and directed for PJT Partners’ use), to calculate an illustrative range of implied value per Share of approximately $11.75 to $14.00, which PJT Partners compared to (1) the Offer Consideration of $13.50 per Share and (2) the unaffected closing share price of the Shares on December 20, 2024 of $9.61.

Leveraged Buyout Analysis

PJT Partners performed a leveraged buyout analysis to determine the theoretical prices at which a hypothetical financial buyer might affect a leveraged buyout of Playa based on (i) Playa’s estimated after-tax levered free cash flows for 2025E through 2029E and (ii) estimated exit values for Playa derived by applying a range of multiples of 8.0x to 9.0x to Playa’s 2030E adjusted EBITDA which analysis assumed (i) approximately $10 million of savings related to public Playa costs in fiscal year 2025, (ii) savings growth of approximately 2% on annual basis, (iii) pro forma gross leverage of 5.5x, (iv) a minimum cash balance of $40 million, and (v) transaction fees of approximately $40 million, and required internal rates of return for the financial buyer ranging from 17.5% to 22.5%. Levered free cash flow was based on after-tax unlevered free cash flows adjusted for interest expense related to the gross leverage assumed above, cash taxes, capital expenditures for maintenance, capital expenditures for renovations, and changes in net working capital. Net debt at the end of the forecast period assumed maximum debt repayment through the forecast period, accounting for the minimum cash on the balance sheet described above.

This analysis indicated an implied range of purchase prices of the Shares of $9.75 to $12.25 per share, which PJT Partners compared to (1) the Offer Consideration of $13.50 per Share and (2) the unaffected closing share price of the Shares on December 20, 2024 of $9.61.

Other Information

PJT Partners also observed the additional factors described below, which were not considered part of its financial analyses in connection with rendering its opinion, but were referenced solely for informational purposes:

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Historical Stock Price Trading Analysis: PJT Partners reviewed the historical trading prices of the Shares during the 52-week period ending December 20, 2024, the business day prior to the public announcement of Playa’s entrance into an exclusivity agreement with Hyatt, which indicated low and high closing prices of the Shares during such period of $6.95 to $10.50, as compared to the Offer Consideration of $13.50 per Share and the unaffected closing price of the Shares as of December 20, 2024 of $9.61; and

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Discounted Analyst Price Target Analysis: PJT Partners also reviewed publicly available Wall Street research analysts’ share price targets in the next 14 months for the Shares published prior to December 20, 2024, the business day prior to the public announcement of Playa’s entrance into an exclusivity agreement with Hyatt (discounted to December 31, 2024 at an assumed cost of equity of 14.50%), which indicated a target share price range for the Shares of $8.00 to $12.50, as compared to the Offer Consideration of $13.50 per Share and the unaffected closing price of the Shares as of December 20, 2024 of $9.61.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying PJT Partners’ opinion. In arriving at its fairness determination, PJT Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, PJT Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. The terms of the Purchase Agreement, including the Offer Consideration, were determined through arm’s-length negotiations between Playa and Hyatt, rather than PJT Partners, and the decision to enter into the Purchase Agreement was solely that of Playa and Hyatt.

PJT Partners prepared these analyses for purposes of providing its opinion to the Playa Board as to the fairness, from a financial point of view, as of the date of the written opinion of PJT Partners, of the Offer Consideration to be received by the holders of the Shares (other than Hyatt and its affiliates) pursuant to the Purchase Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Playa, Hyatt, PJT Partners or any other person assumes responsibility if future results are materially different from those forecast.

PJT Partners is an internationally recognized investment banking firm and, as part of its and its affiliates’ investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As a leading global M&A, capital raising, restructuring and liability management, and governance and shareholder practices advisor, PJT Partners and its affiliates undertake significant client coverage efforts and have advised and/or discussed potential strategic transactions with a number of participants in Playa’s sector. Playa selected PJT Partners to act as its financial advisor because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally and in the hospitality industry specifically.

PJT Partners is acting as financial advisor to Playa in connection with the transactions contemplated by the Purchase Agreement. As compensation for its services in connection with the transactions contemplated by the Purchase Agreement, PJT Partners is entitled to receive from Playa an aggregate fee of approximately $26.2 million, $2.0 million of which became payable upon the delivery of PJT Partners’ opinion to the Playa Board and the remainder of which is contingent and payable upon the consummation of the transactions contemplated by the Purchase Agreement. Additionally, at the sole and absolute discretion of Playa, a discretionary fee of up to approximately $6.6 million may be payable to PJT Partners upon the consummation of the transactions contemplated by the Purchase Agreement. Playa has agreed to reimburse PJT Partners for out-of-pocket expenses and to indemnify PJT Partners for certain liabilities arising out of the performance of such services (including the rendering of PJT Partners’ opinion).

In the ordinary course of PJT Partners and its affiliates’ businesses, PJT Partners and its affiliates may provide investment banking and other financial services to Playa, Hyatt or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of its opinion, PJT Partners advised (i) Playa in connection with a refinancing transaction for which PJT Partners received fees of less than $5 million and (ii) Hyatt in connection with the sale of its vacation rental management business, Destination Residences, for which PJT Partners received fees of less than $5 million.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

PJT Partners is acting as financial advisor to Playa in connection with the transactions contemplated by the Purchase Agreement. As compensation for its services in connection with the transactions contemplated by the Purchase Agreement, PJT Partners is entitled to receive from Playa an aggregate fee of approximately $26.2 million, $2.0 million of which became payable upon the delivery of PJT Partners’ opinion to the Playa Board and the remainder of which is contingent and payable upon the consummation of the transactions contemplated by the Purchase Agreement. Additionally, at the sole and absolute discretion of Playa, a discretionary fee of up to approximately $6.6 million may be payable to PJT Partners upon the consummation of the transactions contemplated by the Purchase Agreement. Playa has agreed to reimburse PJT Partners for out-of-pocket expenses and to indemnify PJT Partners for certain liabilities arising out of the performance of such services (including the rendering of PJT Partners’ opinion). For more information with respect to the arrangements between Playa and PJT Partners, see the information included under the caption “Item 4(d) — Opinion of PJT Partners.”

Neither Playa nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Playa on its behalf with respect to the Offer or related matters.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than in the ordinary course of business in connection with Playa’s employee benefit plans, no transactions with respect to Shares have been effected by Playa or, to its knowledge after making reasonable inquiry, by any of the members of the Playa Board or Playa’s executive officers, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9, Playa is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of Playa’s securities by Playa, any subsidiary of Playa or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Playa or any subsidiary of Playa, (iii) any purchase, sale or transfer of a material amount of assets by Playa or any subsidiary of Playa, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Playa.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Playa Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

(a) Appraisal Rights

Playa shareholders are not entitled under Dutch law or otherwise to appraisal or dissenters’ rights with respect to the Offer or the Back-End Transactions.

(b) Regulatory and Other Approvals

Antitrust

Playa, Hyatt, and Buyer have agreed to use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the Purchase Agreement, including (a) promptly obtaining all authorizations, consents, orders, and approvals from any governmental authority or other entity that may be, or become, necessary for the performance of their respective obligations under the Purchase Agreement and to consummate the transactions contemplated by the Purchase Agreement, (b) taking all actions that may be requested by any such governmental authority to obtain such authorizations, consents, orders, and approvals, and (c) avoiding entry of, or effecting the dissolution of any legal orders that would have the effect of preventing or materially delaying the consummation of the transactions contemplated by the Purchase Agreement.

The Offer is conditioned on satisfaction of approvals relating to anti-competition filings under Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico and any other applicable laws relating to antitrust or competition regulation, or the expiration or termination of their respective waiting periods, including any extensions.

Under the provisions of the Federal Law of Economic Competition (Ley Federal de Competencia Económica), and related regulatory provisions, both currently in effect and applicable to the transactions contemplated by the Purchase Agreement, the acquisition of Shares pursuant to the Offer and related acts may not be consummated until the Federal Competition Commission (Comisión Federal de Competencia Económica, “COFECE”) or the agency that may substitute its functions (together with COFECE, the “Antitrust Agency”) has approved the transaction. The Antitrust Agency shall issue a resolution within 60 business days following the date the parties have fully responded any requests of information from the Antitrust Agency. This term may be extended by the Antitrust Agency for an additional 40 business day period. If no requests of information are issued, the 60-business day period for the Antitrust Agency to approve the Transaction will run from the date the parties have submitted the required joint filing to the Antitrust Agency. Failure from the Antitrust Agency to resolve within the statutory period referred above (whether the 60-business day period, or the 100-business day period, if extended) will result in a deemed (tacit) approval.

As a result of the review of the transactions contemplated by the Purchase Agreement by the Antitrust Agency, the Antitrust Agency may seek or impose remedies to approve the transactions contemplated by the Purchase Agreement, including divestitures of shares or assets of the Company, Buyer and/or their affiliates. The Antitrust Agency may also issue a resolution not approving the transactions contemplated by the Purchase Agreement. There can be no assurances that the Antitrust Agency will approve the transactions contemplated by the Purchase Agreement or will approve them without any conditions/remedies imposed.

Certain Shareholder Approvals Required in Connection with the Back-End Transactions

Under the Purchase Agreement, Playa is required to hold an EGM where shareholders will be provided with information regarding the Offer and will be requested to vote on, among other matters set forth in the Purchase Agreement filed as Exhibit (e)(1) hereto, (a) the Director Resolutions, (b) the Discharge Resolutions, (c) the Back-End Resolutions and (d) a resolution to approve, by means of a non-binding advisory vote, compensation that will or may become payable by Playa to its named executive officers in connection with the completion of the Offer (collectively, the “EGM Matters”). The EGM will be held on the date to be specified in Playa’s definitive proxy statement with respect to the EGM to be filed with the SEC after the filing of this Schedule 14D-9. Shareholders of Playa who hold Shares on the record date, which date will be specified in Playa’s definitive proxy statement with respect to the EGM to be filed with the SEC after the filing of this Schedule 14D-9, are entitled to attend the EGM, vote on the EGM Matters and receive Playa’s definitive proxy statement.

(c) Annual Report on Form 10-K; Quarterly Reports on Form 10-Q

For additional information regarding the business and financial results of Playa, please see Playa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on February 22, 2024, and Playa’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024, as filed with the SEC on May 6, 2024, August 5, 2024 and on November 6, 2024, respectively.

(d) Certain Playa Management Projections

Although Playa periodically may issue limited financial guidance to investors, Playa does not as a matter of course make public long-term projections as to future Net Revenue and Adjusted EBITDA, or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with negotiations with Hyatt, Playa’s management prepared and provided to the Playa Board in connection with its evaluation of the transactions contemplated by the Hyatt Purchase Agreement, and to Playa’s financial advisor, PJT Partners, for its use and reliance in connection with its financial analyses and opinion (described in “— Opinion of PJT Partners” in Item 4(d)), certain unaudited prospective financial information regarding Playa’s operations on a standalone basis for fiscal years 2025 through 2030 (the “Case A Management Projections”), and the Playa Board directed PJT Partners to rely on the Case A Management Projections for purposes of such financial analyses and opinion. In addition, in November 2024, management prepared and provided to Hyatt and its financial advisor, BDT, certain unaudited prospective financial information regarding Playa’s operations on a standalone basis for fiscal years 2025 through 2028 (the “Case B Management Projections”, and together with the Case A Management Projections, the “Management Projections”). The differences between the Case A Management Projections and the Case B Management Projections relate to the date on which they were prepared and more optimistic assumptions in the Case B Management Projections related to the recovery of the Jamaica segment and the timing of ramp-up of renovated resorts. Case A Management Projections reflected, in the view of Playa’s management, growth and operating assumptions that Playa’s management team viewed as generally conservative.

The summaries of the Management Projections below are included for the purpose of providing Playa shareholders access to certain non-public information that was furnished to the Playa board, PJT Partners, Hyatt and BDT, as applicable, in connection with the transaction and such information may not be appropriate for other purposes, and is not included to influence the voting decision of any Playa shareholder.

The Management Projections were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial projections, or GAAP, but, in the view of Playa’s management, were prepared on a reasonable basis, reflecting the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of Playa management’s knowledge and belief, the expected course of action and the expected future financial performance of Playa. The inclusion of the Playa management forecasts should not be regarded as an indication that such information is predictive of actual future events or results and such information should not be relied upon as such, and readers of this Solicitation/Recommendation Statement are cautioned not to place undue reliance on the Playa management forecasts. The Management Projections included in this Solicitation/Recommendation Statement have been prepared by, and are the responsibility of, Playa’s management.

While presented with numeric specificity, the Management Projections were based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to Playa’s business) that are inherently subjective and uncertain and are beyond the control of Playa’s management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to the business of Playa (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the section entitled “—Forward-Looking Statements” below. The Management Projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Management Projections. Accordingly, there can be no assurance that the projected results summarized below will be realized. Playa shareholders are urged to review the most recent SEC filings of Playa for a description of Playa’s reported and anticipated results of operations and financial condition and capital resources, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Playa’s Annual Report on Form 10-K for the year ended December 31, 2023, as updated by its other filings with the SEC.

None of Playa, or its officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from the Management Projections.

PLAYA UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS

UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE MANAGEMENT PROJECTIONS COVER MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

Playa may calculate certain non-GAAP financial metrics, including Net Revenue, Adjusted EBITDA and Unlevered Free Cash Flow using different methodologies. Consequently, the financial metrics presented in the Management Projections and in the sections of this Solicitation/Recommendation Statement with respect to the opinion of Playa’s financial advisor may not be directly comparable those presented by other companies. Further, these financial metrics are “non-GAAP financial measures” as set forth in Item 10(e) of Regulation S-K and should not be considered as alternatives to net income (determined in accordance with GAAP) or as an indication of Playa’s performance. The Management Projections should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. SEC rules that may otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures provided to directors or a financial advisor (like the below Management Projections) in connection with a proposed transaction like the Hyatt transaction when the disclosure is included in a document like this Solicitation/Recommendation Statement. In addition, reconciliations of non-GAAP financial measures to GAAP financial measures were not relied upon by PJT Partners for purposes of its opinion or by the Playa Board in connection with its consideration of the Hyatt transaction. Accordingly, Playa has not provided a reconciliation of the non-GAAP financial measures to the relevant GAAP financial measures.

Playa has not made and makes no representation to any Playa shareholder, in the Purchase Agreement or otherwise, concerning the below unaudited prospective financial information or regarding the ultimate performance of Playa compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the Management Projections, Playa urges all shareholders not to place undue reliance on such information and to review Playa’s most recent SEC filings for a description of Playa’s reported financial results.

Neither Deloitte & Touche LLP nor any other registered public accounting firm has compiled, examined or performed any audit or other procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the dates on which it was prepared.

Summary of Management Projections

Case A

	Fiscal Year Ended December 31,
	2025E	2026E	2027E	2028E	2029E	2030E
	(USD in millions)
	(unaudited)
Net Revenue (1)	894	984	1,022	1,055	1,080	1,106
Adjusted EBITDA (2)	248	295	310	317	322	325
Unlevered Free Cash Flow (3)	124	239	243	247	248	—

(1)

Playa defines Net Revenue to exclude cost reimbursements derived from the reimbursement of certain costs incurred by Playa on behalf of resorts managed by Playa and owned by third parties, as this revenue is fully offset by reimbursable costs and has no net impact on operating income or net (loss) income, and excludes contract termination fees as they are not an indicator of the performance of our ongoing business.

(2)	Playa defines Adjusted EBITDA as net (loss) income, determined in accordance with U.S. GAAP, for the periods presented, before interest expense, income tax benefit (provision), and depreciation and amortization expense, further adjusted to exclude the following items: (a) (gain) loss on sale of assets; (b) loss on extinguishment of debt; (c) other income (expense); (d) repairs from hurricanes and severe weather; (e) share-based compensation; (f) other tax expense; (g) transaction expenses; and (h) severance expense. Adjusted EBITDA includes corporate expenses, which are overhead costs that are essential to support the operation of Playa, including the operations and development of our resorts.
(3)	Playa defines Unlevered Free Cash Flow as Adjusted EBITDA minus taxes, capital expenditures, and change in net working capital.

Case B

	Fiscal Year Ended December 31,
	2025E	2026E	2027E	2028E
	(USD in millions)
	(unaudited)
Net Revenue (1)	896	1,016	1,057	1,093
Adjusted EBITDA (2)	247	327	344	358

(1)

Playa defines Net Revenue to exclude cost reimbursements derived from the reimbursement of certain costs incurred by Playa on behalf of resorts managed by Playa and owned by third parties, as this revenue is fully offset by reimbursable costs and has no net impact on operating income or net (loss) income, and excludes contract termination fees as they are not an indicator of the performance of our ongoing business.

(2)

Playa defines Adjusted EBITDA as net (loss) income, determined in accordance with U.S. GAAP, for the periods presented, before interest expense, income tax benefit (provision), and depreciation and amortization expense, further adjusted to exclude the following items: (a) (gain) loss on sale of assets; (b) loss on extinguishment of debt; (c) other income (expense); (d) repairs from hurricanes and severe weather; (e) share-based compensation; (f) other tax expense; (g) transaction expenses; and (h) severance expense. Adjusted EBITDA includes corporate expenses, which are overhead costs that are essential to support the operation of Playa, including the operations and development of our resorts.

(e) Quantification of Potential Payments to NEOs in Connection with the Offer

In accordance with Item 402(t) of Regulation S-K, the table below entitled “—Transaction-Related Compensation” sets forth the estimated amounts of compensation that is based on or otherwise relates to the Offer that may become payable to each of our Named Executive Officers (“NEOs”). Please see the previous sections herein for further information regarding this compensation.

The amounts indicated below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the Offer is consummated on June 30, 2025, the employment of each of the NEOs is terminated by Playa without cause or by the NEO for good reason (each a “qualifying termination”) on that date and that performance goals underlying annual bonuses for 2025 are satisfied at the target level. As described below, certain of the amounts set forth in the table would be payable by virtue of the consummation of the Offer alone (“single-trigger” payments), and certain amounts described below would also require that a qualifying termination occur in connection with the Offer (“double-trigger” payments), each as identified in the tables below. In addition to the assumptions regarding date of the Offer Closing and termination of the employment or service of the NEOs, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Because the amounts shown in the table rely on various assumptions, the ultimate values to be received by an NEO in connection with the transaction may differ from the amounts set forth below.

In accordance with the terms of the Playa 2017 Omnibus Incentive Plan and each NEO’s respective agreement(s) (as described in Item 3 “—Severance and Change of Control Arrangements for Executive Officers”) if the payments or benefits to an NEO would be subject to excise taxes under Section 280G and 4999 of the Code, such payments will be reduced if and to the extent such reduction would result in a better result to the NEO taking into account applicable taxes.

TRANSACTION-RELATED COMPENSATION

Name	Cash ($)	Equity ($)	Perquisites/ Benefits ($)	Total ($)
	(a)	(b)	(c)	(d)
Bruce D. Wardinski Chairman and Chief Executive Officer	$7,678,125	$18,456,647	$72,000	$26,206,772
Ryan Hymel Executive Vice President and Chief Financial Officer	$3,581,825	$8,563,213	$62,000	$12,207,037
Greg Maliassas Executive Vice President and Chief Operating Officer	$3,581,825	$8,182,161	$65,000	$11,828,986
Fernando Mulet Executive Vice President and Chief Investment Officer	$3,581,825	$8,563,213	$65,000	$12,210,037
Tracy M.J. Colden Executive Vice President and General Counsel	$3,240,380	$5,026,685	$20,000	$8,287,065

(a)

The amounts in this column represent the aggregate dollar amount of 2025 bonus and cash severance payments to which the NEOs would be entitled pursuant to their employment agreements upon the consummation of the transaction immediately followed by a qualifying termination of employment or service, as indicated in the table below. The table below assumes that as of the Offer Closing no base salary earned by the applicable NEO is unpaid and no accrued vacation time is owed to the applicable NEO. None of the amounts included in this column are payable upon a “single-trigger” (i.e., in the absence of a qualifying termination in connection with the change in control.)

Name	Cash Severance ($)(1)(2)	Pro-Rata Bonus ($)(1)(3)	Total ($)
Bruce D. Wardinski	$6,956,250	$721,875	$7,678,125
Ryan Hymel	$3,306,300	$275,525	$3,581,825
Greg Maliassas	$3,306,300	$275,525	$3,581,825
Fernando Mulet	$3,306,300	$275,525	$3,581,825
Tracy M.J. Colden	$2,991,120	$249,260	$3,240,380

(1)

Pursuant to each NEO’s employment agreement, upon a qualifying termination occurring June 30, 2025, each NEO would be entitled to (i) cash severance equal to three times base salary and three times the target amount of the annual bonus and (ii) a pro rata share of his or her discretionary annual bonus based on the amount of time served in 2025. See Item 3(a) “—Severance and Change of Control Arrangements for Executive Officers” for additional information regarding the NEOs’ employment agreements.

(2)

The base salary currently in effect for each NEO is as follows: Mr. Wardinski: $875,000; Mr. Hymel: $551,050; Mr. Maliassas: $551,050; Mr. Mulet: $551,050; and Ms. Colden: $498,520. The target annual bonus amount currently in effect for each NEO is as follows: Mr. Wardinski: 165% of base salary; Messrs. Hymel, Maliassas and Mulet, and Ms. Colden: 100% of base salary.

(3)	Represents the pro-rated share of the annual bonus amount for 2025 at target, pro-rated based on the number of days served from January 1, 2025 through June 30, 2025.

(b)

The amounts in this column represent the value of the following equity awards held by the NEOs as of February 21, 2025, and presuming that all equity awards held by the NEOs are Terminating Awards: (i) unvested awards of Playa Performance-Based Restricted Stock which will be canceled in exchange for a cash payment, as described above in Item 3(a) “—Arrangements with Current Executive Officers, Directors and Affiliates of Playa,” that will become vested based on achievement of performance conditions in accordance with the terms of the award and/or the terms of the Purchase Agreement as a result of the Offer Closing, and (ii) unvested awards of Playa Time-Based Restricted Stock which will be canceled in exchange for a cash payment as described above in Item 3(a) “—Arrangements with Current Executive Officers, Directors and Affiliates of Playa” For purposes of determining the value of the Playa Performance-Based Restricted Stock and Playa Time-Based Restricted Stock, the assumed price per Share of $13.50 is equal to the Offer Consideration. Amounts reflected in the table below are assumed to be Terminating Awards payable upon a “single-trigger” (i.e., payable upon the Offer Closing without regard to a termination of employment). The amounts in this column consist of:

Name	Playa Performance- Based Restricted Stock ($)(1)	Playa Time- Based Restricted Stock ($)(2)	Total ($)
Bruce D. Wardinski	$13,454,438	$5,002,209	$18,456,647
Ryan Hymel	$6,224,459	$2,338,754	$8,563,213
Greg Maliassas	$5,957,118	$2,225,043	$8,182,161
Fernando Mulet	$6,224,459	$2,338,754	$8,563,213
Tracy M.J. Colden	$3,649,401	$1,377,284	$5,026,685

(1)

The amounts in this column represent the number of unvested Playa Performance-Based Restricted Stock awards expected to be held by each NEO which, if Terminating Awards, will vest upon the Offer Closing at the following performance levels: (i) for Playa Performance-Based Restricted Stock granted in 2023, at the maximum performance level based on actual performance; (ii) for Playa Performance-Based Restricted Stock granted in 2024, at the maximum performance level based on the terms of the Purchase Agreement, and (iii) for Playa Performance-Based Restricted Stock granted in 2025, at the target performance level, each of which will be canceled and converted into a right to receive an amount in cash (without interest) equal to the product of (i) the Offer Consideration and (ii) the total number of Shares subject to the Playa Performance-Based Restricted Stock.

(2)

This column represents the aggregate dollar value of unvested Playa Time-Based Restricted Stock expected to be held by each NEO as of February 21, 2025, which, if Terminating Awards, will vest and be canceled and converted into a right to receive an amount in cash (without interest) equal to the product of (i) the Offer Consideration and (ii) the total number of Shares subject to the Playa Time-Based Restricted Stock.

(c)

The amounts in this column represent the estimated maximum amount of benefits provided under each NEOs’ employment agreement for payment or reimbursement of the monthly premium cost of COBRA health insurance coverage for 24 months. Such amount is subject to cessation if the executive becomes eligible to obtain insurance coverage from another group insurance plan. None of the amounts included in this column are payable upon a “single-trigger.”

(d)

The amounts in this column represent the aggregate dollar value of the amounts reported in columns (a) through (c). The table below reflects the amount of single-trigger and double-trigger payments payable to each NEO in connection with the Offer Closing.

Name	Single-Trigger Payments ($)(1)	Double-Trigger Payments ($)(2)	Total ($)
Bruce D. Wardinski	$18,456,647	$7,750,125	$26,206,772
Ryan Hymel	$8,563,213	$3,643,825	$12,207,038
Greg Maliassas	$8,182,161	$3,646,825	$11,828,986
Fernando Mulet	$8,563,213	$3,646,825	$12,210,038
Tracy M.J. Colden	$5,026,685	$3,260,380	$8,287,065

(1)

This column represents the aggregate dollar value of single-trigger payments payable to each NEO in connection with the Offer Closing, which include Playa Performance-Based Restricted Stock and Playa Time-Based Restricted Stock (in the event that such awards constitute Terminating Awards).

(2)

This column represents the aggregate dollar value of double-trigger payments payable to each NEO in connection with the Offer Closing, which include cash compensation and COBRA health insurance coverage.

(f) Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: general economic uncertainty and the effect of general economic conditions on consumer discretionary spending and the lodging industry in particular; changes in consumer preferences, including the popularity of the all-inclusive resort model, particularly in the luxury segment of the resort market, and the popularity of tropical beach-front vacations compared to other vacation options or destinations; changes in economic, social or political conditions in the regions in with Hyatt and Playa operate, including changes in perception of public-safety, changes in unemployment rates and labor force availability, and changes in the supply of rooms from competing resorts; the volatility of currency exchange rates; failure to successfully complete acquisition, expansion, repair and renovation projects in the timeframes and at the costs and returns anticipated; significant increases in construction and development costs; significant increases in utilities, labor or other resort costs; the ability of guests to reach resorts given government-mandated travel restrictions or travel advisories, or airline service/capacity issues; extreme weather events and other natural or man-made disasters such as droughts, wildfires or oil spills; cybersecurity incidents and information technology failures; the possibility that expected benefits related to the proposed transaction, may not materialize as expected; our ability to obtain the required shareholder approvals and our ability to satisfy the other conditions to the completion of the Offer; potential litigation relating to the Offer that could be instituted against us or our directors or officers, including the effects of any outcomes related thereto; our inability to obtain any necessary regulatory approvals; legislative, tax and economic developments; unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, outbreaks of war or hostilities or global health crises; and the occurrence of any event, change or other circumstance that could give rise to the termination of the Purchase Agreement, including in circumstances requiring Playa to pay a termination fee. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Hyatt’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC and in any subsequent Quarterly Reports on Form 10-Q and other documents Hyatt files with the SEC, and in Playa’s Annual Report on Form 10-K for the year ended December 31, 2024 and in any subsequent Quarterly Reports on Form 10-Q and other documents Playa files with the SEC. While Hyatt or Playa may elect to update forward-looking statements at some point in the future, Hyatt and Playa specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing either Hyatt’s or Playa’s views as of any date subsequent to today.

(g) Additional Information and Where to Find It; Participants in the Solicitation

Playa will file a proxy statement with the SEC, together with any other appropriate materials, in connection with the EGM at which the Playa shareholders will vote on certain proposed resolutions in connection with the Offer. INVESTORS AND SHAREHOLDERS OF PLAYA ARE URGED TO READ THE PROXY STATEMENT AND OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY VOTING DECISION. Playa, its directors and executive officers and other members of its management and employees, as well as Hyatt and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Playa’s shareholders in connection with the EGM. Information about Playa’s directors and executive officers and their ownership of Playa’s ordinary shares is set forth in the proxy statement for Playa’s 2024 annual general meeting of shareholders, which was filed with the SEC on April 22, 2024. Information about Hyatt’s directors and executive officers is set forth in the proxy statement for Hyatt’s 2024 annual meeting of shareholders, which was filed with the SEC on April 4, 2024. Shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM, including the interests of Playa’s directors and executive officers in the transaction, which may be different than those of Playa’s shareholders generally, by reading the proxy statement and other relevant documents regarding the transaction which will be filed with the SEC.

Item 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 24, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Hyatt and Buyer on February 24, 2025).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Text of Summary Advertisement as published in the New York Times on February 24, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press Release of Playa Hotels & Resorts N.V., dated February 10, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Playa with the SEC on February 10, 2025).

(a)(5)(B)	All-Employee Letters from Bruce D. Wardinski and Human Resources issued by Playa on February 10, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Playa with the SEC on February 10, 2025).

(a)(5)(C)	Form of Courtesy E-mail to Investors/Analysts of Playa, dated February 10, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Playa with the SEC on February 10, 2025).

(e)(1)	Purchase Agreement, dated as of February 9, 2025, by and among Hyatt Hotels Corporation, HI Holdings Playa B.V., and Playa Hotels & Resorts N.V (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Playa with the SEC on February 10, 2025).

(e)(2)	Form of Tender and Support Agreement, dated as of February 9, 2025 (incorporated by reference to Exhibit 10.1 to the Schedule 14D-9 filed by Playa with the SEC on February 10, 2025).

(e)(3)	Form of Playa Director & Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017).

(e)(4)	2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017).

(e)(5)	First Amendment to 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Playa on May 7, 2019).

(e)(6)	Second Amendment to 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Playa on May 21, 2019).

(e)(7)	Third Amendment to 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Playa on February 23, 2023).

(e)(8)	Fourth Amendment to 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Playa on August 3, 2023).

(e)(9)	Form of Restricted Shares Agreement (incorporated by reference to Exhibit 10.27 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017).

Exhibit No.	Description

(e)(10)	Form of Time-Based Restricted Shares Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on June 2, 2017).

(e)(11)	Form of Performance-Based Restricted Shares Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on June 2, 2017).

(e)(12)	Form of Time-Based Restricted Shares Agreement (2024) (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Playa on February 22, 2024).

(e)(13)	Form of Performance-Based Restricted Shares Agreement (2024) (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by Playa on February 22, 2024).

(e)(14)	Executive Employment Agreement, dated as of September 25, 2024, by and between Playa Resorts Management, LLC and Bruce D. Wardinski (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Playa on September 27, 2024).

(e)(15)	Executive Employment Agreement, dated as of September 25, 2024, by and between Playa Resorts Management, LLC and Ryan Hymel (incorporated by reference to Exhibits 10.2 to the Form 8-K filed by Playa on September 27, 2024).

(e)(16)	Executive Employment Agreement, dated as of September 25, 2024, by and between Playa Resorts Management, LLC and Tracy M.J. Colden (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Playa on September 27, 2024).

(e)(17)	Executive Employment Agreement, dated as of September 25, 2024, by and between Playa Resorts Management, LLC and Greg Maliassas (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by Playa on September 27, 2024).

(e)(18)	Executive Employment Agreement, dated as of September 25, 2024, by and between Playa Resorts Management, LLC and Fernando Mulet (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Playa on September 27, 2024).

(g)	Not applicable.

*	Filed Herewith

Annex A Opinion of PJT Partners, dated February 9, 2025

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Playa Hotels & Resorts N.V.

By:	/s/ Tracy M.J. Colden
Name: Tracy M.J. Colden
Title: Executive Vice President and General Counsel

Date: February 24, 2025

February 9, 2025

Board of Directors

Playa Hotels & Resorts N.V.

Keizersgracht 555

1017 DR Amsterdam, the Netherlands

Members of the Board of Directors:

We understand that Playa Hotels & Resorts N.V. (the “Company”) proposes to enter into a Purchase Agreement (the “Agreement”), by and among Hyatt Hotels Corporation (“Parent”), HI Holdings Playa B.V., a wholly-owned subsidiary of Parent (“Buyer”), and the Company pursuant to which, among other matters, (i) Buyer will agree to make a tender offer (the “Offer”) to purchase all issued and outstanding ordinary shares in the capital of the Company, with a par value of €0.10 each (the “Company Ordinary Shares”), in exchange for U.S. $13.50 per Company Ordinary Share, in cash, without interest (the “Offer Consideration”) and (ii) Buyer has agreed to provide a subsequent offering period with respect to such tender offer (the “Subsequent Offering Period”). In addition, the Agreement (together with the Exhibits thereto, collectively the “Exhibits”) provides that, as promptly as practicable following the expiration of the Subsequent Offering Period, the parties to the Agreement will effectuate a series of transactions defined collectively in the Agreement as the Back-End Transaction, pursuant to which Buyer (together with Parent and its affiliates, as relevant) shall be required to effectuate, or cause to be effectuated, and the Company and its subsidiaries shall effectuate, if permissible under applicable law, a sequence of acts including (i) the entering by the Company into a Dutch statutory merger, pursuant to which the Company will merge with and into a newly incorporated wholly-owned indirect subsidiary of the Company (“New Merger Sub”) and pursuant to which a newly incorporated wholly-owned subsidiary of the Company (“New TopCo”) will allot class A shares in the capital of New TopCo (“New TopCo A Shares”) to the former Company shareholders in a 1:1 ratio (the “Paradise Merger”), (ii) after the moment when the Paradise Merger becomes effective, Buyer shall grant a loan to New TopCo for an amount in cash equal to the product of (A) the number of New TopCo A Shares that will be issued and outstanding as at the Cancellation Effective Time (as defined below) and (B) the Offer Consideration (the “Loan”) and (iii) subject to the Loan having been made, and cash under such Loan having been made available by Buyer to New TopCo, the subsequent cancellation of all then-issued and outstanding New TopCo A Shares pursuant to which holders of New TopCo A Shares will receive in respect of each New TopCo A Share aggregate cash consideration equal to the Offer Consideration (subject to withholding taxes) (such cancellation, the “Cancellation” and the date and effectiveness of the Cancellation, the “Cancellation Effective Time”), in each case on the terms and subject to the conditions set forth in the Agreement and the Exhibits (the “Back-End Transaction” and the Back-End Transaction together with the Offer, the “Transaction”). The terms and conditions of the Transaction are fully set forth in the Agreement and the Exhibits.

You have asked us for our opinion as to the fairness, from a financial point of view, to the holders of the Company Ordinary Shares (other than Parent and its Affiliates) of the Offer

Consideration to be received by such holders in the Transaction. In arriving at the opinion set forth below, we have, among other things:

(i)	reviewed certain publicly available information concerning the business, financial condition and operations of the Company;

(ii)	reviewed certain internal information concerning the business, financial condition and operations of the Company prepared and furnished to us by the management of the Company;

(iii)

reviewed certain internal financial analyses, estimates and forecasts relating to the Company, including projections for fiscal years 2025 through 2029 that were prepared by or at the direction of and approved for our use by the management of the Company (collectively, the “Projections”);

(iv)

held discussions with members of senior management of the Company concerning, among other things, their evaluation of the Transaction and the Company’s business, operating and regulatory environment, financial condition, prospects and strategic objectives;

(v)	reviewed the historical market prices and trading activity for the Company Ordinary Shares;

(vi)	compared certain publicly available financial and stock market data for the Company with similar information for certain other companies that we deemed to be relevant;

(vii)	reviewed drafts, dated February 8, 2025, of the Agreement and Exhibits A, B-1 and B-2 thereto; and

(viii)	performed such other financial studies, analyses and investigations, and considered such other matters, as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, with your consent, we have relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by us, without independent verification thereof. We have assumed, with your consent, that the Projections and the assumptions underlying the Projections, and all other financial analyses, estimates and forecasts provided to us by the Company’s management, have been reasonably prepared in accordance with industry practice and represent the Company management’s best currently available estimates and judgments as to the business and operations and future financial performance of the Company. We assume no responsibility for and express no opinion as to the Projections, the assumptions upon which they are based or any other financial analyses, estimates and forecasts provided to us by the Company’s management. We have also assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the respective dates of the last financial statements made available to us. We have relied, with your consent, on the Company management’s representations and/or projections regarding taxable income, standalone net operating loss utilization and other tax attributes of the Company. We have further relied, with your consent, upon the assurances of the management of the Company that they are not aware of any facts that would make the information, representations and projections provided by them inaccurate, incomplete or misleading.

We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of the Company. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or any of its subsidiaries under any applicable laws.

We also have assumed, with your consent, that the final executed form of the Agreement and each of the Exhibits will not differ in any material respects from the drafts reviewed by us and that the consummation of the Transaction (including the completion of Back-End Transaction), will be effected in accordance with the terms and conditions of the Agreement and such Exhibits, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transaction, no delay, limitation, restriction or condition will be imposed that would have a material effect on our analysis or this opinion. We have also assumed that the representations and warranties made by the Company, Parent and Buyer in the Agreement, the Exhibits and the related agreements are and will be true and correct in all respects material to our analysis. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

We have not considered the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage and our opinion does not address the underlying decision by the Company to engage in the Transaction. Our opinion is limited to the fairness as of the date hereof, from a financial point of view, to the holders of the Company Ordinary Shares (other than Parent and its affiliates) of the Offer Consideration to be received by such holders in the Transaction, and our opinion does not address any other aspect or implication of the Transaction, the Agreement, the Exhibits or any other agreement or understanding entered into or to be entered into in connection with the Transaction or otherwise. We further express no opinion or view as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We also express no opinion as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Consideration to be received by the holders of the Company Ordinary Shares or otherwise.

Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We express no opinion as to the prices or trading ranges at which the Company Ordinary Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due.

This opinion has been approved by a fairness committee of PJT Partners LP in accordance with established procedures. This opinion is provided to the Board of Directors of the Company (the “Board of Directors”), in its capacity as such, in connection with and for the purposes of its evaluation of the Transaction only and is not a recommendation as to any action the Board of Directors should take with respect to the Transaction or any aspect thereof. This opinion does not constitute a recommendation to any holder of the Company Ordinary Shares as to whether to tender such shares in the Offer or as to how any holder of the Company Ordinary Shares should vote or otherwise act with respect to the Transaction or any other matter. In this regard, we note that management of the Company has advised us that holders of Company Ordinary Shares who do not tender in the Offer will generally be subject to Dutch dividend withholding tax in connection with their receipt of Offer Consideration in the Back-End Transaction and we express no opinion with respect to such withholding tax.

This opinion is not to be quoted, referenced, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy or information statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors, including any committee thereof, or the Company, without our prior written approval. However, a copy of this opinion may be included, in its entirety, as an exhibit to any proxy, information statement or Schedule 14D-9 the Company is required to file with the United States Securities and Exchange Commission and distribute to its shareholders in connection with the Transaction. Any summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval.

We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion).

In the ordinary course of our and our affiliates’ businesses, we and our affiliates may provide investment banking and other financial services to the Company, Parent or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, we and certain of our affiliates have provided certain investment banking and other financial services to the Company and Parent for which we have received fees, including having advised (i) the Company in connection with a refinancing transaction and (ii) Parent in connection with the sale of its vacation rental management business, Destination Residences.

¬    ¬   ¬

Based on and subject to the foregoing, we are of the opinion, as investment bankers, that, as of the date hereof, the Offer Consideration to be received by the holders of Company Ordinary Shares (other than Parent and its Affiliates) in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

/s/ PJT Partners LP

PJT Partners LP

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